Exhibit 99.2

EXECUTION COPY

SQM POTASIO S.A.

- and -

GFL INTERNATIONAL CO. LTD. (“GFL International”) or its Wholly-Owned Subsidiary  (“GFL Wholly Owned Subsidiary”) (either GFL International or GFL Wholly-Owned Subsidiary being referred to herein as “GFL”)

- and -

LITHIUM AMERICAS CORP.

- and -

MINERA EXAR S.A.

- and, solely for the purposes of Sections 11.10 and 11.11 -

2265866 ONTARIO INC.

- and, solely for the purposes of Section 11.10 and 11.12 -

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

TRANSACTION AGREEMENT

AUGUST 13, 2018

LEGAL_1:50904367.3

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(continued)

Page

6.2	Due Authorization and Enforceability of Obligations	21
6.3	Absence of Conflicts	21
6.4	Regulatory Approvals	21
6.5	No Shareholder Approval	21
6.6	Litigation	22
6.7	No Broker	22
6.8	Status of the Company	22
6.9	Subsidiaries	22
6.10	Due Authorization and Enforceability of Obligations	22
6.11	No Implied Representations and Warranties	23

Article 7 Conditions in Favour of GFL		23

7.1	Truth and Accuracy of Representations of the Vendor and LAC at the Closing Time	23
7.2	Performance of Obligations	24
7.3	No Proceedings	24
7.4	Regulatory Approvals	24

Article 8 CONDITIONS IN FAVOUR OF LAC		24

8.1	Truth and Accuracy of Representations of Vendor and GFL at the Closing Time	24
8.2	Performance of Obligations	25
8.3	No Proceedings	25
8.4	Regulatory Approvals	25

Article 9 Conditions in Favour of the VENDOR		25

9.1	Truth and Accuracy of Representations of LAC and GFL at the Closing Time	25
9.2	Performance of Obligations	26
9.3	No Proceedings	26
9.4	Regulatory Approvals	26

Article 10 Termination		26

10.1	Termination	26
10.2	Effect of Termination	27

Article 11 COVENANTS		28

11.1	Conduct of Business Prior to Closing; Shareholder Loans	28
11.2	Company Approvals	30
11.3	Notice by the Parties of Certain Matters	30
11.4	Confidentiality	30
11.5	Actions to Satisfy Closing Conditions	31
11.6	Public Notices	31
11.7	Non-Solicitation	32

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(continued)

Page

11.8	Standstill	33
11.9	Continuing Support and Transitional Services	33
11.10	Termination of Certain Agreements	35
11.11	LAC, 226 and Company Release	35
11.12	Vendor and SQM Parent Release	35

Article 12 INDEMNIFICATION		35

12.1	Survival	35
12.2	Indemnification by the Vendor	35
12.3	Indemnification by LAC	36
12.4	Indemnification by GFL	36
12.5	Exclusive Remedy	36

Article 13 GENERAL		37

13.1	Non-Waiver	37
13.2	Specific Performance	37
13.3	Expenses and Taxes	37
13.4	Stamp Tax	38
13.5	Consent	38
13.6	Right of Review and Cooperation	38
13.7	Notices	39
13.8	Assignment	41
13.9	Enurement	41
13.10	Amendment	41
13.11	Further Assurances	41
13.12	Execution and Delivery	41
13.13	Dispute Resolution	42

Schedule 3.3(a)(i) Notice pursuant Section 215 of ACL

Schedule 3.3(a)(ii) Resignation Letter

Schedule 3.3(B) Notice OF ASSIGNMENT OF IRREVOCABLE CAPITAL CONTRIBUTIONS

Schedule 3.6(A) Minutes of the Board of Directors - Resignations

Schedule 3.6(B) Minutes of the shareholders’ meeting of the Company

Schedule 3.6(D) Minutes of the Board of Directors – Acknowledge receipt of Notice pursuant to Section 215 of the ACL

SCHEDULE 11.1(a)(ii)  INTERIM PERIOD ACTIVITIES

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(continued)

Page

SCHEDULE 11.1(III)(B) APPROVED BUDGET

Schedule 11.10 termination

Schedule 11.11 LAC, 226 and COMPANY Release

Schedule 11.12  VENDOR and SQM PARENT Release

Exhibit A Form of Deferred Payment Agreement

Exhibit B COMPANY-VENDOR AFFILIATE Services

Exhibit C Form of Joint Release INSTRUCTION

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THIS TRANSACTION AGREEMENT is dated this 13th day of August, 2018

BETWEEN:

SQM POTASIO S.A., a corporation organized under the laws of Chile,

(the “Vendor”)

- and -

GFL INTERNATIONAL CO. LTD., a corporation organized under the laws of Hong Kong (“GFL International”), or its Wholly-Owned Subsidiary (“GFL Wholly Owned Subsidiary”)

(either GFL International or GFL Wholly-Owned Subsidiary being referred to herein as “GFL”)

- and -

LITHIUM AMERICAS CORP., a corporation organized under the laws of British Columbia, Canada,

(“LAC”)

- and -

MINERA EXAR S.A., a corporation organized under the laws of Argentina,

(the “Company”)

- and solely for the purposes of Sections 11.10 and 11.11 -

2265866 ONTARIO INC., a corporation organized under the laws of the Province of Ontario,

(“226”)

- and solely for the purposes of Sections 11.10 and 11.12 -

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A., a corporation organized under the laws of Chile,

(“SQM Parent”)

RECITALS:

A.

The Vendor (i) is the registered and beneficial owner, and exercises control and direction over, 211,525,416 of the issued and outstanding common shares in the capital of the Company (“Common Shares”), representing 50% of the issued and outstanding Common Shares, (ii) holds irrevocable capital contributions (aportes irrevocables) that

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are convertible into Common Shares or intercompany loans, made to the Company in an aggregate principal amount of $23,300,000.00 (the “SQM Irrevocable Capital Contributions”); (iii) holds indebtedness of the Company in an aggregate principal amount, as of the date of this Agreement, of approximately $19,500,000.00 (based on the face value of such indebtedness converted into US dollars) (the “Company-Vendor Indebtedness”), plus accrued but unpaid interest thereon to the Closing Date.

B.

SQM S.A., an Affiliate of the Vendor, has performed certain services in connection with the Cauchari-Olaroz Project (as defined below) as described in Exhibit B (the “Company-Vendor Affiliate Services”), that Vendor has estimated in the aggregate amount of US$5,800,000.00, as of the date of this Agreement (the “Vendor Services Amount”), and the Parties have agreed that, conditional upon Closing, the Company shall accept such estimate for the Company-Vendor Affiliate Services and therefore SQM S.A. shall invoice the Vendor Service Amount and the Company shall pay them concurrently with the Closing;

C.

LAC, directly and indirectly, through its wholly-owned Subsidiary, 226, is the registered and beneficial owner, and exercises control and direction over, 211,525,416 of the issued and outstanding Common Shares, representing 50% of the issued and outstanding Common Shares.

D.	It is the mutual desire of the Parties that GFL, or an Affiliate of GFL, purchase from the Vendor all of the Common Shares owned by the Vendor (the “Purchased Shares”).
E.

In consideration for the Purchased Shares, the aggregate purchase price shall consist of the Basic Payment (as defined below) and the Differential Additional Amount (as defined below, and together with the Basic Payment, the “Closing Payment”) and subject to certain conditions precedent being satisfied, the Deferred Payment Amount (as defined below).

F.	In connection therewith, the Parties also wish to effect the following transactions:
(a)	the repayment to the Vendor of the Company-Vendor Indebtedness;
(b)	the payment to the Vendor of the Vendor Services Amount; and
(c)

the assignment of all the rights of the Vendor under SQM Irrevocable Capital Contributions to GFL for a consideration based on the face-value of such indebtedness, $23,300,000.00 (the “SQM ICCs Assignment Consideration”).

G.

In connection with the execution and delivery of this Agreement, the Vendor will deliver to LAC and the Company duly executed resignation and release letters, to be effective as of the date of Closing (as defined below), of all of the SQM Directors and syndics, and the following officers, of the Company: [redacted – personal information] (director and vice-chairman), [redacted – personal information] (regular director), [redacted – personal information] (alternate director), [redacted – personal information] (alternate director), [redacted – personal information] (regular syndic), [redacted – personal information] (alternate syndic), all in the terms set forth in Schedule 3.3(a)(ii).

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THEREFORE, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

The following terms shall have the following meanings when used in this Agreement:

(a)	“226” means 2265866 Ontario Inc., a corporation organized under the laws of Ontario.
(b)	“ACL” means the Argentine Companies Law No. 19,550, as amended.
(c)

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly.

(d)

“Agreement” means this Transaction Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

(e)	“Ancillary Agreements” means, collectively, the Deferred Payment Agreement and the Joint Release Instruction.
(f)	“Ancillary Shareholder Agreements” shall mean, collectively, the Subscription Agreement, Indemnification Agreement and Other Agreements as such terms are defined at section 1 of Schedule 11.10.
(g)

“Argentine Antitrust Laws” means the Law No. 27,442 and any other Law or judicial decision addressing competition issues, including but not limited to the competition clearance of mergers, acquisitions or other business combinations.

(h)

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(i)	“Basic Payment” means an amount equal to $36,000,000.
(j)

“Books and Records” means books and records of the Company or that reasonably belong to the Company that are in the possession of the Vendor or its Affiliates, including but not limited to financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, proposals from vendors, suppliers and contractors (either awarded or not), formulae, business reports, technical reports, project controls, basic and detailed engineering information, hydrogeological models and data, plans and projections and all other documents, surveys, plans, files, records, assessments,

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correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media.
(k)

“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks located in New York (U.S.A.), Santiago (Chile), Toronto (Canada), Hong Kong and Buenos Aires (Argentina) are open for banking business during normal banking hours.

(l)	“Cauchari-Olaroz Project” means the Cauchari-Olaroz lithium brine project in Jujuy, Argentina.
(m)

“Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, excluding exemplary, punitive damages, unless pursuant to third party Claims.

(n)	“Closing” means the closing of the Transactions.
(o)	“Closing Date” means October 30, 2018, or such other date as may be agreed between the Parties.
(p)	“Closing Payment” has the meaning given to such term in the recitals.
(q)	“Closing Time” has the meaning given to such term in Section 2.2.
(r)	“Common Shares” has the meaning given to such term in the recitals.
(s)	“Company” has the meaning given to such term in the preamble.
(t)	“Company Funding Payment” has the meaning given to such term in Section 3.2(b).
(u)	“Company-Vendor Affiliate Services” has the meaning given to such term in the recitals.
(v)	“Company-Vendor Indebtedness” has the meaning given to such term in the recitals;
(w)	“Vendor Services Amount” has the meaning given to such term in the recitals.
(x)	“Construction Period” has the meaning given to such term in Section 11.9(a).

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(y)

“Contracts” means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which any Party is a party or by which any Party is bound or under which any Party has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees.

(z)

“control” (including the terms “controlled by”, “controlling”, and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

(aa)

“Date of Declaration of Commercial Production” shall mean the date upon which the Company has sold and received payment for at least 10 metric tonnes of lithium carbonate equivalent produced from the Cauchari-Olaroz Project.

(bb)	“Deferred Payment Agreement” means an agreement between the Vendor and GFL or a Wholly Owned Subsidiary substantially in the form attached as Exhibit A.
(cc)	“Deferred Payment Amount” means $50,000,000.00, payable by GFL or a Wholly Owned Subsidiary to the Vendor in accordance with the terms and conditions of the Deferred Payment Agreement.
(dd)

“Differential Additional Amount” means the amount equal to the difference between $87,500,000, and an amount equal to the sum of (i) the Basic Payment, (ii) the Company-Vendor Indebtedness (including any accrued but unpaid interest thereon to the Closing Date) repaid to the Vendor, (iii) the SQM ICCs Assignment Consideration, and (iv) the Vendor Services Amount paid to the Vendor at Closing, each calculated as of the Closing Date.

(ee)	“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, options or adverse claims or encumbrances of any kind or character whatsoever.
(ff)	“Ganfeng Parent” means Jiangxi Ganfeng Lithium Co., Ltd., a corporation organized under the laws of the People’s Republic of China and the ultimate parent of GFL.
(gg)	“GFL” has the meaning given to such term in the preamble.
(hh)

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

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(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or
(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.
(ii)	“Independent Person” means a Person other than a Party or an Affiliate or Representative of a Party.
(jj)

“Joint Release Instruction” means the joint written instruction substantially in the form of Exhibit C (with wire instructions completed), directing the escrow agent under the escrow agreement dated May 5, 2016 between SQM, LAC and the escrow agent thereunder to release the amounts held in escrow thereunder to LAC by wire transfer of immediately available funds.

(kk)	“LAC” has the meaning given to such term in the preamble.
(ll)	“LAC Release” means the release contemplated by Section 11.11.
(mm)

“Laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.

(nn)

“Loss” or “Losses” means all actually suffered or incurred and paid judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including reasonable fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, excluding exemplary, aggravated or punitive damages, unless pursuant to third party Claims.

(oo)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.
(pp)	“Notice” has the meaning given to such term in Section 13.6.
(qq)

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator.

(rr)

“Ordinary Course”, when used in relation to the taking of any action by any Person, means that the action is consistent in nature, scope and magnitude with the past practices of such Person, is taken in the ordinary course of normal day-to-day operations of such Person and either: (i) does not require the authorization of

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the shareholders or other equity holders of such Person or any other separate or special authorization of any nature, other than authorization by the director(s) (or their equivalent) of such Person, or (ii) is specified on Schedule 11.1(a)(ii).

(ss)	“Outside Date” means December 31, 2018.
(tt)

“Parties” means, collectively, the Vendor, GFL, LAC, the Company, and solely for the purposes of Sections 11.10 and 11.11, 226, and, solely for the purposes of Sections 11.10 and 11.12, SQM Parent, and “Party” means any one of them.

(uu)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(vv)	“Proceedings” means any investigations (including any audit or examination), actions, claims, suits or proceedings (public or private) by or before a Governmental Authority or any arbitrator.
(ww)	“Purchased Shares” has the meaning given to such term in the recitals.
(xx)

“Representative” means, with respect to any Person, any director, officer or employee of such Person and any agent, consultant, legal, accounting, financial or other advisor or other representative authorized by such Person to represent or act on behalf of such Person.

(yy)	“Resigning Persons” has the meaning given to such term in Section 3.3(a).
(zz)	“Shareholder Loans” has the meaning given to such term in the Shareholders Agreement;
(aaa)	“Shareholders Agreement” means the amended and restated shareholders agreement of the Corporation, by and among the Vendor, LAC, 226 and the Company, dated as of October 3, 2017.
(bbb)	“Spring Event” has the meaning given to such term in Section 11.8(a).
(ccc)	“SQM Directors” means the “SQM Directors” as such term is defined in the Shareholders Agreement.
(ddd)	“SQM Irrevocable Capital Contributions” has the meaning given to such term in the recitals.
(eee)	“SQM ICCs Assignment Consideration” has the meaning given to such term in the recitals.
(fff)	“SQM Parent” has the meaning given to such term in the preamble.
(ggg)	“Standstill Period” has the meaning given to such term in Section 11.8(a).

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(hhh)	“Subsidiary” means with respect to any Person, any other Person who, directly or indirectly, is controlled by such first Person.
(iii)	“Support Staff” means [redacted – personal information].
(jjj)	“Support Staff Compensation” has the meaning given to such term in Section 11.1.(f).
(kkk)	“Suport Staff Temporary Employment” has the meaning given to such term in Section 11.1(f).
(lll)

“Taxes” means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes.

(mmm)	“Technical Discussions” has the meaning given to such term in Section 11.9(a).
(nnn)	“Termination Agreement” means the agreement relating to the termination of certain arrangements contemplated by Section 11.10.
(ooo)	“Transactions” means the transactions contemplated by this Agreement.
(ppp)	“Vendor” has the meaning given to such term in the preamble.
(qqq)	“Vendor Personnel” has the meaning given to such term in Section 11.9(a).
(rrr)	“Vendor Release” means the release contemplated by Section 11.12.
(sss)	“Vendor Services Amount” has the meaning given to such term in the recitals.
(ttt)	“Wholly-Owned Subsidiary” means a Subsidiary of GFL International, all of the outstanding securities of which are directly or indirectly owned by GFL International.

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1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States.
(b)

Definitions – Capitalized words or phrases that are defined anywhere in this Agreement, or defined by cross-reference in this Agreement to another agreement or other document, shall have the meanings so assigned to them wherever they are used in this Agreement.

(c)

Governing Law – This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. The Parties hereby irrevocably and unconditionally agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.
(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(f)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(h)

Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

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(i)

Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.
(k)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Knowledge

Any reference to the knowledge of any Party means to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of such Party.

1.4	Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. Other than the Shareholders Agreement (certain terms of which are superseded by this Agreement), there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.5	Schedules and Exhibits
(a)	The schedules and exhibits to this Agreement, listed below, are an integral part of this Agreement:
Schedule/Exhibit	Description
Schedule 3.3(a)(i)	Notice pursuant Section 215 of ACL
Schedule 3.3(a)(ii)	Director and Syndic Resignation Letters
Schedule 3.6(a)	Minutes of the Board of Directors - Resignations
Schedule 3.6(b)	Minutes of the shareholders’ meeting of the Company
Schedule 3.6(d)	Minutes of the Board of Directors - Acknowledge receipt of Notice pursuant to Section 215 of the ACL

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Schedule/Exhibit	Description
Schedule 11.1(a)(ii)	Interim Period Activities
Schedule 11.1(iii)(b)	Approved Budget
Schedule 11.10	Termination Agreement
Schedule 11.11	LAC, 226 and Company Release
Schedule 11.12	Vendor and SQM Parent Release
Exhibit A	Form of Deferred Payment Agreement
Exhibit B	Description of Services
Exhibit C	Form of Joint Release Instruction

Article 2
PURCHASE AND SALE

2.1	Actions by Parties

On the terms and conditions of this Agreement, at the Closing:

(a)	the Vendor shall transfer to GFL or its Wholly-Owned Subsidiary, and GFL or its Wholly-Owned Subsidiary shall receive from the Vendor, the Purchased Shares;
(b)	GFL or a Wholly Owned Subsidiary and the Vendor shall enter into the Deferred Payment Agreement;
(c)

GFL shall fund or cause to be funded to the Company a sufficient amount to (i) repay to the Vendor the Company-Vendor Indebtedness and (ii) pay to SQM S.A. the Vendor Services Amount, each in accordance with the terms and conditions of this Agreement;

(d)	the Company shall, and LAC and GFL shall cause the Company to, repay to the Vendor the Company-Vendor Indebtedness;
(e)	the Company shall, and LAC and GFL shall cause the Company to, pay to SQM S.A. the Vendor Services Amount; and
(f)	the Vendor shall assign to GFL all its rights under the SQM Irrevocable Capital Contributions against payment of the SQM ICCs Assignment Consideration.
2.2	Time and Place of Closing

The Parties will use commercially reasonable efforts to complete the consummation of the Transaction as soon as reasonably practicable. The Closing will take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario, at 10:00 a.m. (Toronto time) (the “Closing Time”) on the Closing Date. The Closing shall be deemed effective as of 12:00 a.m. on the Closing Date.

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Article 3
PURCHASE PRICE AND CLOSING DELIVERIES

3.1	Purchase Price to the Vendor for the Purchased Shares

The aggregate purchase price payable by GFL or a Wholly Owned Subsidiary to the Vendor for the Purchased Shares will be satisfied as follows:

(a)	by payment of an amount in cash equal to the Closing Payment; and
(b)	by payment of an amount in cash equal to the Deferred Payment Amount (being $50,000,000.00) upon satisfaction of the conditions specified in the Deferred Payment Agreement.
3.2	Payments
(a)	At the Closing, GFL or a Wholly Owned Subsidiary shall pay to the Vendor by wire transfer of immediately available funds to an account designated by the Vendor the Closing Payment.
(b)

At the Closing, GFL or a Wholly Owned Subsidiary shall deliver to the Company by wire transfer of immediately available funds to an account designated by the Company an amount in cash to be provided to the Company the aggregate of the Company-Vendor Indebtedness and the Vendor Services Amount, each calculated as of the date of such payment (including any accrued but unpaid interest thereon) (the “Company Funding Payment”).

(c)

Immediately upon receipt by the Company of the Company Funding Payment, the Company shall pay (and LAC and GFL shall cause the Company to pay) to the Vendor or its Affiliate, as the case may be, by wire transfer of immediately available funds to an account designated by the Vendor:

(i)	all outstanding amounts owing under the Company-Vendor Indebtedness (including any accrued and payable interest thereon); and
(ii)	the Vendor Services Amount,
(d)	At the Closing, GFL or a Wholly Owned Subsidiary shall pay to the Vendor by wire transfer of immediately available funds to an account designated by the Vendor the SQM ICCs Assignment Consideration;

provided that the aggregate amount of the Closing Payment, the Company-Vendor Indebtedness (including any accrued and payable interest thereon), the Vendor Services Amount and the SQM ICCs Assignment Consideration shall not exceed $87,500,000.

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3.3	Vendor Closing Deliveries

At the Closing, the Vendor shall deliver or cause to be delivered to GFL, LAC and, solely for the purpose of 3.3. (a), 3.3. (b) and 3.3. (g), to the Company:

(a)

(i) the transfer notice of the Common Shares, duly certified, according to section 215 of the ACL, in the form attached hereto as Schedule 3.3(a)(i), notifying the Company of the transfer of the Common Shares on behalf of GFL, and requiring the registration of the change of ownership of the Common Shares in the name of GFL or a Wholly Owned Subsidiary in the corresponding shareholders’ registry book; and (ii) executed letters of resignation substantially in the form attached hereto as Schedule 3.3(a)(ii) from [redacted – personal information] (director and vice-chairman), [redacted – personal information] (regular director), [redacted – personal information] (alternate director), [redacted – personal information] (alternate director), [redacted – personal information] (regular syndic), and [redacted – personal information] (alternate syndic) (such persons collectively referred to as the “Resigning Persons”).

(b)	notice of the assignment to GFL or a Wholly Owned Subsidiary of all the rights of the Vendor under the SQM Irrevocable Capital Contributions, in the form attached hereto as Schedule 3.3(b);
(c)	the Deferred Payment Agreement executed by the Vendor;
(d)	a certificate from a senior officer of the Vendor addressed to GFL confirming the satisfaction of the conditions set forth in Sections 7.1(a), 7.2(a);
(e)	a certificate from a senior officer of the Vendor addressed to LAC confirming the satisfaction of the conditions set forth in Sections 8.1(a) and 8.2(a);
(f)	the Joint Release Instruction executed by the Vendor;
(g)	the invoice from SQM S.A. for the Vendor Services Amount in respect of the Company-Vendor Affiliate Services; and
(h)

all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by the Vendor in connection with the Transactions.

3.4	GFL Closing Deliveries

At the Closing, in addition to the payments required by Section 3.2, GFL shall deliver or cause to be delivered to the Vendor and LAC, as the case may be:

(a)	the Deferred Payment Agreement executed by GFL or a Wholly Owned Subsidiary;
(b)	a certificate from a senior officer of GFL addressed to the Vendor confirming the satisfaction of the conditions set forth in Sections 9.1(a) and 9.2(a);

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(c)	a certificate from a senior officer of GFL addressed to LAC confirming the satisfaction of the conditions set forth in Sections 8.1(b) and 8.2(b); and
(d)

all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by GFL in connection with the Transactions.

3.5	LAC Closing Deliveries

At the Closing, LAC shall deliver or cause to be delivered to the Vendor and GFL:

(a)	certified copies of the minutes of shareholders’ meetings and board of directors meetings of the Company referred to in Section 3.6;
(b)	a certificate from a senior officer of LAC addressed to GFL confirming the satisfaction of the conditions set forth in Sections 7.1(b) and 7.2(b);
(c)	a certificate from a senior officer of LAC addressed to the Vendor confirming the satisfaction of the conditions set forth in Sections 9.1(b) and 9.2(b);
(d)	the Joint Release Instruction executed by LAC; and
(e)

all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by LAC in connection with the Transactions.

3.6	Corporate Actions

At the Closing:

(a)

the Vendor and LAC shall cause a board of directors’ meeting of the Company to be held, or hold an unanimous ordinary meeting of the shareholders of Company to: (i) record the resignations of the Resigning Persons from their respective positions and to record the fact that they shall not have claims against the Company, and (ii) revoke powers of attorneys granted by the Company to the Resigning Persons, in the form attached hereto as Schedule 3.6(a);

(b)

the Vendor and LAC shall hold an unanimous ordinary shareholders’ meeting in the Company in which (i) the resignation of the Resigning Persons shall be approved and accepted, confirming that they have no claims to make against the Company; (ii) the performance of such Resigning Persons and the release of such Resigning Persons, to the maximum extent permitted by law, from liabilities, obligations or debts to the Company that may have arisen in connection with the holding of their respective offices up to the date of such shareholders’ meeting, shall be approved, and (iii) if required by the Company bylaws, new directors and syndics of the Company shall be appointed, in the form attached hereto as Schedule 3.6(b);

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(c)

if appointment of new directors and syndics is required by the Company bylaws, GFL and/or LAC shall deliver to the Vendor (i) letters of acceptance of the appointment of the directors and syndics appointed pursuant to the shareholders’ meetings provided in Section 3.6(b), executed by each director and syndics in form and substance to comply with the requirements of applicable law or (ii) a certified and duly legalized copy of the board of directors’ meeting minutes of the Company including the acceptance by directors and syndics of their appointment pursuant to the shareholders’ meetings provided in Section 3.6(b) in form and substance to comply with the requirements of applicable law;

(d)

LAC and GFL shall cause a board of directors’ meeting of the Company to be held to (i) acknowledge receipt of the notices mentioned in Section 3.3(a)(i); (ii) record on the Stock Registry Book of the Company the transfer of title to the Common Shares; (iii) dispose the cancellation of the certificates representing the Common Shares owned by the Vendor; and (iv) acknowledge receipt of the notice mentioned in Section 3.3(b), in the form attached hereto as Schedule 3.6(d);

(e)	the transfer of title to the Common Shares to GFL shall be recorded on the Stock Registry Book of the Company; and
(f)

LAC shall cause the Company to deliver to the Vendor a receipt acknowledging the receipt by the Company of the Books and Records listed in Appendix I.A(1), Appendix I.A(2) and Appendix I.A(3) of Exhibit B.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to GFL and LAC the matters set out below.

4.1	Status of the Vendor and SQM Parent

Each of the Vendor and SQM Parent is a corporation duly organized and validly existing under the laws of Chile.

4.2	Ownership of Purchased Shares and Right to Sell
(a)

The Vendor is the sole registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances, and the Purchased Shares are the only securities in the capital of, or issued by, the Company beneficially owned by the Vendor or over which it exercises control or direction. The Purchased Shares are held by the Vendor with good, valid and marketable title thereto, and the transfer to GFL or a Wholly Owned Subsidiary of the Purchased Shares will pass good and marketable title to the Purchased Shares, free and clear of all Encumbrances. The Vendor has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any Contract, charter or by-law provision, Order, judgment, decree, licence, permit or Law, to which the Vendor or SQM Parent is a party or subject or by which the Vendor or SQM Parent is bound or affected.

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(b)

Other than the Shareholders Agreement, the Purchased Shares are not subject to any shareholders’ agreements, voting trust or similar agreements or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Purchased Shares or any interest therein or right thereto, including, without limitation, the voting of any such shares, other than pursuant to this Agreement; and no person has any option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase of all or any portion of the Purchased Shares or of any interest therein.

(c)

The Vendor has not previously granted or agreed to grant any proxy or any other right to vote any of the Purchased Shares in respect of any meeting of security holders of the Company that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of security holders of the Company or give consents or approvals of any kind as to the Purchased Shares.

4.3	Due Authorization and Enforceability of Obligations

Each of the Vendor or SQM Parent has all necessary corporate power, authority and capacity to enter into this Agreement and the applicable Ancillary Agreements and to carry out its obligations under this Agreement and such Ancillary Agreements. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the Transactions and such Ancillary Agreements have been duly authorized by all necessary corporate action on the part of the Vendor or SQM Parent. This Agreement has been duly executed and delivered by the Vendor and SQM Parent and constitutes, and each Ancillary Agreement to be executed by the Vendor or SQM Parent in connection with the Closing will constitute, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of the Vendor or SQM Parent, as the case may be, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.4	Absence of Conflicts

Neither of the Vendor nor SQM Parent is a party to, bound or affected by or subject to any:

(a)	Contract;
(b)	charter or by-law; or
(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of the Vendor or SQM Parent will increase or the rights or entitlements of the Vendor or SQM Parent will decrease or any obligation on the part of the Vendor or SQM Parent to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any Ancillary Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of the Vendor or SQM Parent to enter into this Agreement or any applicable Ancillary Agreement or the completion of any of the Transactions.

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4.5	Regulatory Approvals

No approval, Order, consent of, or filing with, any Governmental Authority is required on the part of the Vendor or SQM Parent in connection with the execution, delivery and performance of this Agreement or any applicable Ancillary Agreement or the performance of the obligations of the Vendor or SQM Parent under this Agreement or any such Ancillary Agreement, provided that this Section 4.5 shall not be construed as a representation or warranty by the Vendor in respect of Argentine Antitrust Laws.

4.6	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of the Vendor, threatened against or affecting the Vendor or SQM Parent before any Governmental Authority, which, if determined adversely to the Vendor or SQM Parent, would,

(a)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement, or
(b)	delay, restrict or prevent the Vendor or SQM Parent from fulfilling any of their respective obligations set out in this Agreement or any Ancillary Agreement or arising therefrom,

and the Vendor has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

4.7	No Broker

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the Vendor or SQM Parent, other than any fees and expenses which are payable exclusively by the Vendor or SQM Parent (and, for certainty, not LAC, the Company or GFL).

4.8	Status of the Company

The Company is a corporation duly organized and validly existing under the laws of Argentina. The Company has all requisite corporate power or other entity power and authority to carry on its business as presently conducted. The Company is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

4.9	Subsidiaries

The Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any corporation, partnership, joint venture, association or other entity.

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4.10	Due Authorization and Enforceability of Obligations

The Company has all necessary corporate power, authority and capacity to enter into this Agreement and the applicable Ancillary Agreements and to carry out its obligations under this Agreement and such Ancillary Agreements. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes, and each Ancillary Agreement to be executed by the Company in connection with the Closing will constitute, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.11	No Implied Representations and Warranties

Except for the representations and warranties contained in this Article 4, the Vendor and SQM Parent make no other express or implied representation or warranty on behalf of or with respect to the Vendor or the Company or with respect to the execution or delivery of this Agreement or the consummation of the Transactions contemplated hereby, and/or with respect to the current legal, economic and financial status of the Company or the assets, liabilities or businesses of the Company, including the Cauchari-Olaroz Project. The Vendor and SQM Parent hereby disclaim any such representation or warranty, whether by the Vendor, SQM Parent, or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person, notwithstanding the delivery or disclosure to GFL, LAC or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person of any documentation or other information by the Vendor, SQM Parent or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing.

Article 5
REPRESENTATIONS AND WARRANTIES OF GFL

GFL represents and warrants to the Vendor and LAC the matters set out below.

5.1	Status of GFL

GFL is a corporation existing under the laws of Hong Kong.

5.2	Due Authorization and Enforceability of Obligations

GFL has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of GFL. This Agreement has been duly executed and delivered by GFL and constitutes, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of GFL enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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5.3	Absence of Conflicts

GFL is not a party to, bound or affected by or subject to any:

(a)	Contract;
(b)	memorandum and articles of association, charter or by-law; or
(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of GFL will increase or the rights or entitlements of GFL will decrease or any obligation on the part of GFL to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of GFL to enter into this Agreement or the completion of any of the Transactions.

5.4	Regulatory Approvals
(a)

Except for overseas investment project filings with the National Development and Reform Commission of the People’s Republic of China and with the Ministry of Commerce of the People’s Republic of China (which filings do not require approval of such authorities, and which filings will be made by no later than September 30, 2018), no approval, Order, consent of, or filing with, any Governmental Authority is required on the part of GFL in connection with the execution, delivery and performance of this Agreement or any applicable Ancillary Agreement or the performance of the obligations of GFL under this Agreement or any such Ancillary Agreement.

(b)

With LAC and the Vendor’s consent, GFL has had access to the combined volume of business of GFL’s and Ganfeng Parent’s group and of the Company (based on information regarding revenues of the Company for the most recent fiscal year provided to GFL and Ganfeng Parent) and during the most recent fiscal year such combined volume of business in Argentina does not exceed the merger control threshold under the Argentine Antitrust Laws of Argentine Pesos 2.000.000.000, and therefore the merger control threshold under the Argentine Antitrust Laws necessary for a notification in Argentina is not met.

5.5	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of GFL, threatened against or affecting GFL or Ganfeng Parent before any Governmental Authority, which, if determined adversely to GFL or Ganfeng Parent, would,

(a)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement, or

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(b)

delay, restrict or prevent GFL or Ganfeng Parent from fulfilling any of its obligations set out in this Agreement or arising therefrom, and GFL has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.6	No Broker

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of GFL or Ganfeng Parent, other than any fees and expenses which are payable exclusively by GFL or Ganfeng Parent (and, for certainty, not the Vendor, LAC or the Company).

5.7	No Implied Representations and Warranties

Except for the representations and warranties contained in this Article 4, GFL makes no other express or implied representation or warranty on behalf of or with respect to GFL or with respect to the execution or delivery of this Agreement or the consummation of the Transactions contemplated hereby. GFL hereby disclaims any such representation or warranty, whether by GFL or any of its Affiliates, officers, directors, employees, agents or representatives or any other person, notwithstanding the delivery or disclosure to the Vendor, LAC or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person of any documentation or other information by GFL or any of its Affiliates, officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing.

5.8	Investigation by GFL

GFL has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, prospects, results of operations and financial condition of the Company. In entering into this Agreement, GFL acknowledges that it has not relied upon any representations or opinions of the Vendor or LAC other than the representations and warranties of the Vendor or LAC expressly set forth in this Agreement and that it assumes all past and future risks in respect of and responsibility for its investigation of the Company and has taken such investigation into account in entering into this Agreement and completing the transactions contemplated by this Agreement.

Article 6
REPRESENTATIONS AND WARRANTIES OF LAC

LAC represents and warrants to the Vendor and GFL the matters set out below:

6.1	Status of LAC

LAC is a corporation duly organized and validly existing under the laws of British Columbia, Canada.

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6.2	Due Authorization and Enforceability of Obligations

LAC has all necessary corporate power, authority and capacity to enter into this Agreement and the applicable Ancillary Agreements and to carry out its obligations under this Agreement and such Ancillary Agreements. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the Transactions and such Ancillary Agreements have been duly authorized by all necessary corporate action on the part of LAC. This Agreement has been duly executed and delivered by LAC and constitutes, and each Ancillary Agreement to be executed by LAC in connection with the Closing will constitute, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of LAC enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3	Absence of Conflicts

LAC is not a party to, bound or affected by or subject to any:

(a)	Contract;
(b)	charter or by-law; or
(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of LAC will increase or the rights or entitlements of LAC will decrease or any obligation on the part of LAC to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any Ancillary Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of LAC to enter into this Agreement or any applicable Ancillary Agreement or the completion of any of the Transactions.

6.4	Regulatory Approvals

No approval, Order, consent of, or filing with, any Governmental Authority is required on the part of LAC in connection with the execution, delivery and performance of this Agreement or any applicable Ancillary Agreement or the performance of LAC’s obligations under this Agreement or any such Ancillary Agreement.

6.5	No Shareholder Approval

The entry by LAC into this Agreement and the consummation of the Transactions is not subject to, or is exempt from, the requirement to obtain minority shareholder approval under MI 61-101.

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6.6	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of LAC, threatened against or affecting LAC before any Governmental Authority, which, if determined adversely to LAC, would,

(a)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement, or
(b)	delay, restrict or prevent LAC from fulfilling any of its obligations set out in this Agreement or any Ancillary Agreement or arising therefrom,

and LAC has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

6.7	No Broker

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of LAC, other than fees and expenses which are payable exclusively by LAC (and, for certainty, not the Vendor or GFL).

6.8	Status of the Company

The Company is a corporation duly organized and validly existing under the laws of Argentina. The Company has all requisite corporate power or other entity power and authority to carry on its business as presently conducted. The Company is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

6.9	Subsidiaries

The Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any corporation, partnership, joint venture, association or other entity.

6.10	Due Authorization and Enforceability of Obligations

The Company has all necessary corporate power, authority and capacity to enter into this Agreement and the applicable Ancillary Agreements and to carry out its obligations under this Agreement and such Ancillary Agreements. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes, and each Ancillary Agreement to be executed by the Company in connection with the Closing will constitute, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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6.11	No Implied Representations and Warranties

Except for the representations and warranties contained in this Article 6, LAC makes no other express or implied representation or warranty on behalf of or with respect to LAC or the Company or with respect to the execution or delivery of this Agreement or the consummation of the Transactions contemplated hereby, and/or with respect to the current legal, economic and financial status of the Company or the assets, liabilities or businesses of the Company, including the Cauchari-Olaroz Project. LAC hereby disclaims any such representation or warranty, whether by LAC or any of its Affiliates, officers, directors, employees, agents or representatives or any other person, notwithstanding the delivery or disclosure to the Vendor, GFL or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person of any documentation or other information by LAC or any of its Affiliates, officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing.

Article 7
Conditions in Favour of GFL

The obligations of GFL to complete the Transactions is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of GFL and may be waived by them in whole or in part).

7.1	Truth and Accuracy of Representations of the Vendor and LAC at the Closing Time
(a)

All of the representations and warranties of the Vendor made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and GFL shall have received a certificate from a senior officer of the Vendor confirming the foregoing on behalf of the Vendor.

(b)

All of the representations and warranties of LAC made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and GFL shall have received a certificate from a senior officer of LAC confirming the foregoing on behalf of LAC.

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7.2	Performance of Obligations
(a)

The Vendor shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and GFL shall have received a certificate from a senior officer of the Vendor confirming on behalf of the Vendor such performance or compliance.

(b)

LAC shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and GFL shall have received a certificate from a senior officer of LAC confirming on behalf of LAC such performance or compliance.

7.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

7.4	Regulatory Approvals

All necessary governmental or regulatory approvals and consents in respect of the Transactions shall have been obtained by the Vendor and LAC on terms satisfactory to GFL, acting reasonably, and any applicable governmental or regulatory waiting period shall have expired or been terminated.

Article 8
CONDITIONS IN FAVOUR OF LAC

The obligation of LAC to complete the Transactions is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of LAC and may be waived by LAC in whole or in part).

8.1	Truth and Accuracy of Representations of Vendor and GFL at the Closing Time
(a)

All of the representations and warranties of the Vendor made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and LAC shall have received a certificate from a senior officer of the Vendor confirming the foregoing on behalf of the Vendor.

(b)

All of the representations and warranties of GFL made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date,

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which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and LAC shall have received a certificate from a senior officer of GFL confirming the foregoing on behalf of GFL.

8.2	Performance of Obligations
(a)

The Vendor shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and LAC shall have received a certificate from a senior officer of the Vendor confirming on behalf of the Vendor such performance or compliance.

(b)

GFL shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and LAC shall have received a certificate from a senior officer of GFL confirming on behalf of GFL such performance or compliance.

8.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

8.4	Regulatory Approvals

All necessary governmental or regulatory approvals and consents in respect of the Transactions shall have been obtained by the Vendor and GFL on terms satisfactory to LAC, acting reasonably, and any applicable governmental or regulatory waiting period shall have expired or been terminated.

Article 9
Conditions in Favour of the VENDOR

The obligations of the Vendor to complete the Transactions is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

9.1	Truth and Accuracy of Representations of LAC and GFL at the Closing Time
(a)

All of the representations and warranties of GFL made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events

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or transactions expressly contemplated and permitted by this Agreement) and the Vendor shall have received a certificate from a senior officer of GFL confirming the foregoing on behalf of GFL.
(b)

All of the representations and warranties of LAC made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Vendor shall have received a certificate from a senior officer of LAC confirming the foregoing on behalf of LAC.

9.2	Performance of Obligations
(a)

GFL shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and the Vendor shall have received a certificate from a senior officer of GFL confirming on behalf of GFL such performance or compliance.

(b)

LAC shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and the Vendor shall have received a certificate from a senior officer of LAC confirming on behalf of LAC such performance or compliance.

9.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

9.4	Regulatory Approvals

All necessary governmental or regulatory approvals and consents in respect of the Transactions required to be obtained by LAC and GFL shall have been obtained on terms satisfactory to the Vendor, acting reasonably, and any applicable governmental or regulatory waiting period shall have expired or been terminated.

Article 10
Termination

10.1	Termination

This Agreement may be terminated on or prior to the Closing Date:

(a)	by the written agreement of LAC, GFL and the Vendor;

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(b)

by GFL, if either the Vendor or LAC breaches any of their respective representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 7.1 or Section 7.2 are incapable of being satisfied on or before the Outside Date, provided that GFL is not then in breach of this Agreement;

(c)

by the Vendor, if either GFL or LAC breaches any of their respective representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 9.1 and Section 9.2 are incapable of being satisfied on or before the Outside Date, provided that the Vendor is not then in breach of this Agreement;

(d)

by LAC, if the either Vendor or GFL breaches any of their respective representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 8.1 and Section 8.2 are incapable of being satisfied on or before the Outside Date, provided that LAC is not then in breach of this Agreement;

(e)

by GFL, LAC or the Vendor if the Closing Date shall not have occurred or on before the Outside Date, except that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur by the Outside Date; or

(f)

by GFL, LAC or the Vendor if, after the date of this Agreement, there shall be enacted or made applicable any Law or Order that prohibits or makes illegal the consummation of the Transactions, and in the case of an Order, such Order shall have become final and non-appealable, in each case, with immediate effect upon delivery of written notice of termination or upon entering into a mutual agreement, as the case may be.

10.2	Effect of Termination

If this Agreement is terminated under Section 10.1,

(a)

all further rights and obligations of the Parties under this Agreement shall terminate immediately (except in respect of any breach arising prior to such termination), except that the provisions of Article 1 [Interpretation], this Article 10 [Termination], Section 11.4 [Confidentiality] and Article 13 [General] shall survive such termination and continue in full force and effect;

(b)	any Party required to indemnify another Party pursuant to Section 13.4(b) shall promptly make such indemnification payment;

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(c)	[redacted – commercially sensitive information relating to capital adjustments following a termination];
(d)	[redacted – commercially sensitive information relating to capital adjustments following a termination].

The termination of this Agreement by any Party prior to the Closing Date for any reason shall not affect, impact, impair, or otherwise prejudice the rights and obligations of the parties to the Shareholders Agreement and Ancillary Shareholder Agreements, which shall remain in full force and effect and binding on all parties thereto, unless and until such agreements are terminated in accordance with their respective terms.

Article 11
COVENANTS

11.1	Conduct of Business Prior to Closing; Shareholder Loans
(a)	During the period from the date of this Agreement to the Closing Time or such other date specified on Schedule 11.1(a)(ii):
(i)	LAC and the Vendor shall, other than as expressly contemplated by this Agreement, cause the Company to conduct its business in the Ordinary Course;
(ii)

(A) LAC and the Vendor shall cause the Company to, and the Company shall, perform each of the matters set forth in paragraph 1 of Schedule 11.1(a)(ii); (B) LAC and the Company shall use commercially reasonable efforts to perform the matters set forth in paragraph 2 of Schedule 11.1(a)(ii); and (C) the Vendor shall use commercially reasonable efforts to perform the matters set forth in paragraph 3 of Schedule 11.1(a)(ii);

(iii)

LAC and the Vendor each hereby agrees and consents that the Company is authorized to and may perform each of the matters set forth on Schedule 11.1(a)(ii) notwithstanding any provisions of the Shareholders Agreement that would otherwise require that different or additional consents or authorizations be obtained or given by LAC, the Vendor or the Company, and, if required, each of LAC and the Vendor shall direct their respective nominees on the board of directors of the Company to vote in favour of such matters at any board meetings called to consider such matters and shall vote in favour of such matters at any shareholder meetings called to consider such matters.

(b)	[redacted –commercially sensitive information relating to interim period funding and expenditures].
(c)

From and after the Closing Time, LAC and the Vendor shall use commercially reasonable efforts to perform, or cause to be performed, each of the matters set forth on Schedule 11.1(a)(ii), to the extent contemplated to be performed both before and after the Closing Time.

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(d)

In performing its obligations in respect of the matters set forth on Schedule 11.1(a)(ii), the Vendor shall (i) provide the same level of service and use the same degree of diligence and care as it provided and used in performing activities of the same kind or nature as such activities for the Company prior to the date of this Agreement with respect to such matters.

(e)

In no event whatsoever shall the Vendor or any of its Affiliates, Representatives or Vendor Personnel be liable to LAC, GFL or the Company or any of their Affiliates, other than due to fraud or intentional misconduct, in respect of the matters contemplated by Section 11.1(c) and Schedule 11.1(a)(ii) for the period following the Closing Time, regardless of the type of damages, form of action or the theory of liability, for an amount in excess of $1,000,000, and LAC and GFL hereby release and hold harmless the Vendor, its Affiliates, Representatives and Vendor Personnel for any statements omissions, actions or inactions, other than those arising from fraud or wilful misconduct.

(f)	LAC and the Vendor agree to use commercially reasonable efforts to cause the following to occur:
(i)

Immediately following the date of this Agreement, the Company shall offer to the Support Staff to enter into temporary employment agreements for the period until December 31, 2018 on terms and conditions substantially the same as those applicable to the employment of such persons by SQM Parent (including, for purposes of this section, any of its Affiliates). Simultaneously with the Support Staff’s acceptance of the Company’s temporary employment offer, SQM Parent will suspend the employment of the Support Staff (“Support Staff Temporary Employment”);

(ii)	During the Support Staff Temporary Employment at the Company:
(A)	SQM Parent shall pay all social security contributions in Chile;
(B)

The Company shall: (1) pay to the Support Staff an amount that reflects the same “take-home” pay (“sueldo líquido”) they would have received in Chile had they continued to be SQM Parent´s employees (including all the bonuses that they would have received had they continued to be SQM Parent´s employees), in all cases in Chilean pesos (“Support Staff Compensation”); (2) transfer the Support Staff Compensation to the Support Staff´s Chilean bank accounts in Chilean pesos not later than the last relevant payment day according to applicable law; (3) assume the cost of the taxes applicable on the Support Staff Compensation both in Argentine and in Chile by grossing up over such Support Staff Compensation; (4) pay and assume the cost of all social security contributions in Argentina; (5) take care of all administrative procedures and paperwork needed so that Support Staff is temporarily employed by the Company; (6) assume all transportation and lodging costs of the Support Staff.

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(iii)

The Company will have the right to offer to the Support Staff a long term employment contract. In case that the employees accept the Company’s employment offer, SQM Parent shall accept their resignations of employment. In the event that the employees reject the employment offer, SQM Parent shall relocate them to the operations of SQM Parent or its Affiliates effective no earlier than the Closing Date.

11.2	Company Approvals
(a)

LAC and the Vendor hereby consent to the execution of this Agreement by the Company and the performance of its obligations under this Agreement and all transactions contemplated by this Agreement and this approval shall be sufficient for purposes of the Shareholders Agreement.

(b)

LAC, the Vendor and the Company acknowledge that Vendor consent shall not be necessary during the term of the Agreement for any Company approval matrix, and Vendor related individuals shall not be delegated Company Powers of Attorney, representation capacity or otherwise be required to authorize Company actions during the term of the Agreement.

11.3	Notice by the Parties of Certain Matters

Prior to the Closing, each Party shall promptly notify the other Parties of:

(a)

any notice or other communication from (i) any Governmental Authority in connection with this Agreement or the Transactions, or (ii) any Person (x) alleging that the consent of such Person is or may be required in connection with the Transactions, or (y) threatening (in writing), requesting (in writing) or delivering an Order restraining or enjoining the consummation of the Transactions; and

(b)

the occurrence of any event that would reasonably be expected to result in the failure of one or more of the conditions to Closing set out in Article 8 or Article 9 to be met by the Closing Date and/or the Outside Date.

11.4	Confidentiality
(a)

LAC and the Vendor acknowledge that the Shareholders Agreement, including the provisions thereof relating to the treatment of “Confidential Information” and “Trade Secrets” (as defined therein) as it relates to the Company and the Cauchari-Olaroz Project, remains in full force and effect pursuant to the terms thereof and that, notwithstanding the termination of the Shareholders Agreement pursuant to the terms of the Termination Agreement, Sections 4.05 and 4.06 of the Shareholders Agreement shall survive such termination.

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(b)

From and after the Closing, GFL shall, and shall cause each of its Affiliates and each of its and their respective Representatives to, keep confidential all information relating to the Vendor, LAC or the Company (including all information constituting “Confidential Information” and “Trade Secrets” as such terms are defined in the Shareholders Agreement), other than information which:

(i)	is part of the public domain;
(ii)	becomes part of the public domain other than as a result of a breach of these provisions by GFL;
(iii)	was received in good faith after Closing from an Independent Person who was lawfully in possession of such information free of any obligation of confidentiality; or
(iv)	GFL or any of its Affiliates is required to disclose pursuant to applicable Laws or stock exchange rules.
11.5	Actions to Satisfy Closing Conditions

During the period from the date hereof until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, and subject to the terms and conditions of this Agreement:

(a)

each of the Parties shall use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary under the terms of this Agreement or under applicable Laws to cause the satisfaction of the conditions set forth in Article 7, Article 8 and Article 9 and to consummate the Transactions and the Parties shall reasonably cooperate with each other with respect to each of the foregoing; and

(b)

each of the Parties shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Transactions.

11.6	Public Notices

The Vendor, LAC and GFL shall mutually agree on the disclosure with respect to the consensual termination of the joint ownership of the Company to appear in the initial press release to be issued by each of them as soon as practicable after execution and delivery of this Agreement. After the issuance of such initial press release, each of the Parties shall be permitted to issue any further press releases or otherwise make any public statements with respect to this Agreement or the Transactions without the consent of the other Parties. For the avoidance of doubt, the Parties shall not be precluded from making internal communications and announcements to employees and having discussions with shareholders and financial analysts and other stakeholders concerning the subject matter of this Agreement.

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11.7	Non-Solicitation

During the period from the date hereof until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, and subject to the terms and conditions of this Agreement:

(a)

The Parties shall not, and shall not authorize or permit any of their Affiliates or any of their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a transaction involving the disposition of the Purchased Shares other than as contemplated by this Agreement; (ii) enter into discussions or negotiations with, or provide any information to, any third party concerning the subject matter of this Agreement other than as contemplated by this Agreement; or (iii) enter into any agreements or other instruments (whether or not binding) regarding the subject matter of this Agreement.

(b)

The Vendor shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to the subject matter of this Agreement other than LAC, the Company and GFL; provided, however that the foregoing shall not prohibit the Vendor or any of its Affiliates or Representatives from informing third parties of the existence of the provisions contained in this Section 11.7 on a no-names basis.

(c)

The Vendor shall not grant an option on, sell, transfer, pledge, hypothecate, grant any security interest in or Encumbrance on or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Purchased Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, except pursuant to the Transactions and this Agreement.

(d)

The Vendor shall not take any other action of any kind, directly or indirectly, which might reasonably be regarded, individually or in the aggregate, as likely to materially reduce the success of, or delay or interfere with, the completion of any of the Transactions.

(e)

In addition to the other obligations under this Section 11.7 the Vendor shall promptly (and in any event within one Business Day after receipt thereof) advise LAC and GFL in writing of any proposal received by the Vendor, the Company, any of their respective Affiliates, or any of their or their Affiliates’ respective Representatives relating to the subject matter of this Agreement.

(f)	The Vendor shall not do indirectly that which it may not do directly in respect of the restrictions set forth in this Section 11.7.

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11.8	Standstill
(a)

The Vendor agrees that until the date that is 24 months following the date of this Agreement (the “Standstill Period”), neither it, nor any of its affiliates will, without the prior written authorization of LAC’s Board of Directors, directly, indirectly, or acting jointly or in concert with any other person or persons: (i) purchase, offer, or agree to purchase any outstanding equity securities, direct or indirect rights or options to acquire any outstanding equity securities, or all or substantially all of the assets of LAC or any of its subsidiaries; (ii) enter into or engage in any discussions or negotiations with respect to any merger, acquisition, joint venture, business combination relating to LAC or any of its subsidiaries, or any acquisition transaction relating to all or substantially all of the assets of LAC, any of its subsidiaries or any of their respective businesses, or propose any of the foregoing; (iii) solicit proxies from LAC’s shareholders or otherwise attempt to influence the conduct of LAC’s shareholders or the voting of any of LAC’s or any of its subsidiaries’ voting securities; (iv) form, join or in any way participate in any group, or act jointly or in concert, with respect to the foregoing; (v) publicly seek any modification to or waiver of the agreements and obligations under this Agreement; (vi) seek, propose or otherwise act alone or in concert with others, to influence or control the management, board of directors or policies of LAC or any of its affiliates; (vii) make any public announcement, or take any action which could require LAC to make any public announcement, with respect to any of the foregoing; (viii) advise, assist or encourage, act as a finance source for or otherwise invest in any other person for the primary purpose of any of the foregoing activities; or (ix) disclose any intention, plan or arrangement, or take any action inconsistent with the foregoing.

The Vendor’s obligations under this Section 11.8 in respect of LAC’s securities shall terminate immediately upon: (i) the public announcement by LAC of board approval and the execution of a definitive agreement that would result in the acquisition of a majority of the voting securities of LAC or all or substantially all of the assets of LAC, by one or more persons, or that would result in a transaction in which existing shareholders of LAC would hold less than 50% of the outstanding shares of the combined entity, with a person, in each case other than the Vendor; or (ii) the commencement of a formal take-over bid by a third party for all or a majority of the outstanding voting securities of LAC (any such event, a “Spring Event”). Upon the earlier of: (a) the occurrence of a Spring Event; or (b) the expiry of the Standstill Period, the restrictions set forth in this Section 11.8 in respect of the Vendor’s obligations shall terminate forthwith.

11.9	Continuing Support and Transitional Services
(a)

During the period from the Closing Date until the earlier of (x) the Date of Declaration of Commercial Production at the Cauchari-Olaroz Project by the Company or (y) the third anniversary of the Closing Date (the “Construction Period”), the Vendor shall make available to the Company upon not less than three days’ notice and during regular business hours, without requiring payment of any consideration in exchange therefor, the following personnel (collectively,

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the “Vendor Personnel”) for consultations once every two months (for an aggregate amount of time equal to eight hours for each alternating month (per Vendor Personnel)) with the Company and its shareholders , at the request and invitation of the Company, for the purpose of having technical discussions about the Cauchari-Olaroz Project relating to topics including geology, hydrogeology, and engineering, construction and other aspects of project execution (“Technical Discussions”):

(i)	[redacted – personal information] (provided he is then employed by SQM or its Affiliate) and two other representatives from the Vendor’s hydrogeology team, and
(ii)	[redacted – personal information] (provided he is then employed by SQM or its Affiliate) and two other representatives from the Vendor’s projects team.

In connection with Technical Discussions, the Company shall prepare the meeting agenda and specific questions to be discussed.

(b)

For a period of six months following the Closing Date, the Vendor shall cause each of the Vendor Personnel to be available to the Company, upon reasonable notice and without requiring payment of any consideration in exchange therefor, by phone during regular business hours, or for in-person consultations in Santiago, for an aggregate amount of time equal to eight hours per month (per Vendor Personnel), to participate in Technical Discussions.

(c)

The Company shall pay or reimburse the Vendor for any reasonable and documented out-of-pocket costs incurred by the Vendor or the Vendor Personnel in connection with the participation by the Vendor Personnel in Technical Discussions as contemplated by this Section 11.9, provided that, for certainty, the Vendor shall not receive payment or any other form of compensation for the time of its staff in connection with such Technical Discussions.

(d)	Neither the Company, LAC, GFL nor any of their respective Affiliates shall directly or indirectly hire any Vendor Personnel during the two year period following the Closing Date.
(e)

None of the Vendor, its Affiliates or its Representatives nor the Vendor Personnel shall in any event be liable to LAC, GFL, the Company or their respective Affiliates or Representatives for any statement, omission, action or inaction of the Vendor or its Representatives or the Vendor Personnel in connection with the assistance contemplated in this Section 11.9 regardless of the type of damages, form of action or theory of liability, and LAC and GFL hereby release and hold harmless the Vendor, its Affiliates, Representatives and Vendor Personnel for any statements, omissions, actions or inactions, other than those arising from fraud or wilful misconduct.

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11.10	Termination of Certain Agreements

Effective as of the Closing, the Vendor, SQM Parent, LAC, 226 and the Company agree that the matters contemplated by Schedule 11.10 shall automatically become effective without any further action on the part of any such Parties. For certainty, prior to the Closing, the matters contemplated by Schedule 11.10 shall be of no force or effect.

11.11	LAC, 226 and Company Release

Effective as of the Closing, LAC, 226 and the Company agree that the release contemplated by Schedule 11.11 shall automatically become effective without any further action on the part of LAC, 226 or the Company. For certainty, prior to the Closing, the release contemplated by Schedule 11.10 shall be of no force or effect.

11.12	Vendor and SQM Parent Release

Effective as of the Closing, the Vendor and SQM Parent agree that the release contemplated by Schedule 11.12 shall automatically become effective without any further action on the part of either the Vendor or SQM Parent. For certainty, prior to the Closing, the matters contemplated by Schedule 11.12 shall be of no force or effect.

Article 12
INDEMNIFICATION

12.1	Survival

All representations and warranties, and the covenants that by their terms are applicable following the Closing, contained in or made pursuant to this Agreement on the part of each of the Parties shall survive and shall not merge following any or all of the following:

(a)	the Closing;
(b)

the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares or other instruments or agreements contemplated to be delivered pursuant to this Agreement; and

(c)	the completion of any or all of the Transactions.
12.2	Indemnification by the Vendor

The Vendor shall indemnify and save harmless LAC and GFL from and against all Losses, whether or not arising due to third party Claims, which LAC or GFL may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of the Vendor or SQM Parent contained in or made pursuant to this Agreement; and

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(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Vendor or SQM Parent contained in or made pursuant to this Agreement.
12.3	Indemnification by LAC

LAC shall indemnify and save harmless the Vendor and GFL from and against all Losses, whether or not arising due to third party Claims, which the Vendor or GFL may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of LAC contained in or made pursuant to this Agreement; and
(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of LAC contained in or made pursuant to this Agreement.
12.4	Indemnification by GFL

GFL shall indemnify and save harmless the Vendor and LAC from and against all Losses, whether or not arising due to third party Claims, which the Vendor or LAC may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of GFL contained in or made pursuant to this Agreement; and
(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of GFL contained in or made pursuant to this Agreement.
12.5	Exclusive Remedy

From and after Closing, and subject to Section 11.1(e), and Section 11.9(c), and Section 13.2, the rights of indemnity set forth in this Article 12 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Party under this Agreement. Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and claims that one Party may have against the other or their respective Affiliates or Representatives, whether at law, under any statute or in equity, or otherwise, directly or indirectly, relating to the provisions of this Agreement or the Transactions other than as expressly provided for in this Article 12, other than those arising with respect to any fraud or wilful misconduct and other than those provided for in other agreements or certificates delivered pursuant to this Agreement. The Parties agree that if any Claim for indemnification is made by one Party in accordance with Section 12.2 or Section 12.3 as the case may be, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such Losses, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This Article 12 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

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Article 13
GENERAL

13.1	Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

13.2	Specific Performance

Notwithstanding Section 12.5, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts of the Province of Ontario without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, at law, in equity or otherwise, (b) the provisions set forth in Article 12 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the Transactions and without that right, the Parties would not have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

13.3	Expenses and Taxes
(a)

Except as otherwise provided in this Agreement, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the Transactions. For the avoidance of doubt, none of such expenses will be for the account of the Company.

(b)

Except as otherwise provided in this Agreement, each Party shall be responsible for its own Taxes incurred in connection with the Transactions contemplated hereunder. Any applicable withholding for the account of Taxes in accordance to any Laws, which the Parties estimate are only the following: (i) payment of interest that has been accrued in connection with Company-Vendor Indebtedness,

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which will be subject to 15% income tax withholding according to the provisions of Section 11, Subsection 2(c) of the Double Tax Treaty executed between Argentina and Chile, and (ii) the payment of the Vendor Services Amount that will be subject to income tax withholding according to Argentine income tax Laws, shall be performed by the withholder in accordance to such Laws (and for certainty, reduce the payments to the Vendor for the Company-Vendor Indebtedness and Vendor Service Amount specified in this Agreement to the extent required by such Laws) and within 15 Business Days of the withholding, the withholding Party shall provide to the Vendor the withholding certificate for any withholding made.

13.4	Stamp Tax
(a)

The stamp Tax applicable to the transfer of Common Shares pursuant to this Transaction Agreement (applicable on the Closing Payment and Deferred Payment Amount), shall be borne by the Vendor and GFL in equal shares. At the Company’s request after the Execution Date, each of the Vendor and GFL will transfer, within five Business Days of such request, the funds according with their share so that the Company is able to make the payment of the stamp tax to the relevant tax authorities when due. The Company shall pay the stamp tax within five Business Days of the receipt of the funds from the Vendor and GFL, and shall provide the Vendor and GFL a copy of evidence of the payment made. If either the Vendor or GFL transfer the funds for the payment when requested and the other Party does not, so that the Company is unable to pay the stamp tax on the due date, any economic consequence for the lack of payment of the stamp tax when due (including but not limited to interest, charges and fines) shall be borne by the non-compliant Party.

(b)

If Closing does not occur due to a breach by a Party, such Party must indemnify the other Party for an amount equal to the with the stamp Tax paid by the non-breaching Party, regardless of any other remedy the non-breaching Party is entitled to pursue, including indemnification rights.

13.5	Consent

LAC hereby consents under the Shareholders Agreement to the transfer of the Purchased Shares on the terms and conditions set forth in this Agreement.

13.6	Right of Review and Cooperation

Upon request, during the term of this Agreement and for a period of three (3) years following the expiration or termination of this Agreement, the Vendor shall have the right to audit and examine the books and financial records of the Company to test compliance with anticorruption obligations of the Company and Company’s shareholders for the period from March 28, 2016 through the Closing Date (the “Anticorruption Obligations”). The Company will use commercially reasonable efforts to provide such information and assistance reasonably required by the Vendor in connection with such an audit, including, during business hours and subject to reasonable advance notice, access to the Company’s principals, directors and key personnel working for or on behalf of the Company. Such audit may be conducted by employees of the

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Vendor, or by an independent audit or other professional firm. Costs of each review or audit shall be borne exclusively by the Vendor. The Company shall cooperate with the Vendor regarding any inquiry of the Vendor with respect to Anticorruption Obligations, which shall include disclosure of relevant documents and financial information, and interviews of the Company’s principals, directors, and key personnel. Such obligation shall continue after the expiration or termination of this Agreement until the third anniversary following the expiration or termination of this Agreement. Except with respect to information the Vendor may need to report or provide under any Anticorruption Obligations, the obligations of confidentiality under the Shareholders Agreement shall apply to the information obtained pursuant to this Section 13.6. The Vendor will use commercially reasonable efforts to ensure any information shared under the Anticorruption Obligations is afforded confidential treatment.

13.7	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

(a)	in the case of a Notice to the Vendor and/or SQM Parent at:

Sociedad Química y Minera de Chile S.A.
El Trovador 4285
6th Floor
Santiago, Chile

Attention:	Pablo Altimiras
E-mail:	[redacted – personal information]

SQM Potasio S.A.

El Trovador 4285
6th Floor
Santiago, Chile

Attention:	Pablo Altimiras
E-mail:	[redacted – personal information]

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

USA

Attention:	J. Allen Miller
E-mail:	amiller@winston.com

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(b)	in the case of a Notice to LAC at:

Lithium Americas Corp.
1150-355 Burrard Street
Vancouver, BC V6C 2G8
Canada

Attention:	Tom Hodgson
E-mail:	[redacted – personal information]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
Suite 6200, 1 First Canadian Place
Toronto, ON M5X 1B8
Canada

Attention:	Emmanuel Pressman
E-mail:	epressman@osler.com

(c)	in the case of a Notice to GFL at:

GFL International Co., Ltd.

Room 2103, Tung Chiu Commercial Centre
193 Lockhart Road
Wan Chai, Hong Kong

Attention:	Haibing Shen
Email:	[redacted – personal information]

with copies (which shall not constitute notice)

Gowling WLG (Canada) LLP

550 Burrard Street, Suite 2300, Bentall 5

Vancouver, BC V6C 2B5 Canada

Attention:	Linda J. Hogg
E-mail:	linda.hogg@gowlingwlg.com

(d)	in the case of a Notice to the Company at:

Minera Exar S.A.
Dr. Sabin 1082
San Salvador de Jujuy
Jujuy, Argentina ZC 4600

Attention:	Franco Mignacco, President
E-mail:	[redacted – personal information]

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Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

13.8	Assignment

GFL shall be entitled, upon giving notice to the Vendor and LAC at any time not less than five Business Days prior to the Closing Date, to assign all of its rights and obligations under this Agreement to any controlled Affiliate of GFL. In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of GFL under this Agreement, except that such assignment shall not release GFL from liability for its obligations under this Agreement. Except for such permitted assignment, no Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.

13.9	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

13.10	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

13.11	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the Transactions, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

13.12	Execution and Delivery

This Agreement may be executed by the Parties in counterparts in Canada, Chile, China or Hong Kong, as the case may be, and may be executed and delivered by facsimile or other electronic means and all such counterparts and facsimiles or electronic deliveries together constitute one and the same agreement.

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13.13	Dispute Resolution
(a)

Any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including without limitation any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement, and any dispute relating to any non-contractual obligations arising out of or in connection with it, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules.

(b)	The seat of any arbitration commenced pursuant to this Section 13.13 shall be New York, New York. This Section 13.13 shall be governed by the United States Federal Arbitration Act (9 U.S.C. §§ 1-307).
(c)	The law applicable to the merits of an arbitration commenced pursuant to this Section 13.13 shall be the governing law specified in Section 1.2(c).
(d)

Unless the Parties agree differently, all proceedings conducted by the arbitral tribunal designated pursuant to this Section 13.13 will be held in New York, New York and conducted in the English language.

(e)

A decision of the arbitrators is final and binding without the right of appeal, except under the grounds for modification or non-enforcement provided by the United States Federal Arbitration Act (9 U.S.C. §§ 1-307).

(f)

The decision of the arbitrators shall be made in US dollars, converted to, and promptly paid free of any deduction or offset. Payment of this amount shall be made by wire transfer into a bank account designated in writing by the Party awarded judgment by the arbitration within five (5) Business Days after the award.

(g)

Judgment upon the award may be entered in any court having jurisdiction over the person or the assets of the Party owing the judgment in accordance with the terms of the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (“New York Convention”) or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be, pursuant to the New York Convention.

(h)	The arbitrators shall take into account principles of legal privilege, such as those involving the confidentiality of communications between a lawyer and a client.
(i)	The Parties agree that any arbitral tribunal appointed hereunder may exercise jurisdiction with respect to this Agreement.

(Signature pages follow)

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IN WITNESS OF WHICH the Parties have executed this Agreement.

SQM POTASIO S.A.

By:	“Patricio De Solminihac”
Name: Patricio De Solminihac
Title: Chief Executive Officer

By:	“Pablo Altimiras”
Name: Pablo Altimiras
Title: Vice President Development and Planning

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

By:	“Patricio De Solminihac”
Name: Patricio De Solminihac
Title: Chief Executive Officer

By:	“Pablo Altimiras”
Name: Pablo Altimiras
Title: Vice President Development and Planning

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LITHIUM AMERICAS CORP.

By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: Chief Executive Officer

2265866 ONTARIO INC.

By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: Chief Executive Officer

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MINERA EXAR S.A.

By:	“Pablo Altimiras”
Name: Pablo Altimiras
Title: Vice President

AUTORIZO LA FIRMA: de don Pablo Andrés Altimiras Ceardi, chileno, casado, ingeniero, cedula de identidad trece millones seiscientos cincuenta y siete mil ochocientos sesenta y dos guión seis, en la representación que inviste, con esta fecha.

Santiago 13 de Agosto de 2018. [INITIALS]

[NOTARIAL SEAL]

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GFL INTERNATIONAL CO LTD.

By:	“Wang Xiaoshen”
Name: Wang Xiaoshen
Title: Executive Director

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Schedule 3.3(a)(i)
Notice pursuant Section 215 of ACL

Notificación Art. 215 Ley N° 19.550

Ciudad de Buenos Aires, [●] de [__] de 2018

Señores

MINERA EXAR S.A.

Palma Carrillo 54, Planta Baja, Of. 7

San Salvador de Jujuy

Argentina

De nuestra mayor consideración:

Por medio de la presente notificamos a Uds., en cumplimiento de lo dispuesto por el artículo 215 de la Ley 19.550, que transferimos la totalidad de nuestra tenencia accionaria, es decir, la cantidad de [211.525.416] acciones clase “C”, ordinarias, nominativas no endosables, de valor nominal AR$ 1 cada una, con derecho a un voto por acción, 100% integradas, emitidas por MINERA EXAR S.A. (la “Sociedad”), de la siguiente manera: [________] acciones clase “C”, ordinarias, nominativas no endosables, de valor nominal AR$ 1 cada una, con derecho a un voto por acción y 100% integradas, a favor de [________].

Del mismo modo, dejamos asentado que las acciones transferidas incluyen todos los derechos políticos y patrimoniales y los derechos de cobro de acreedor a los que teníamos derecho como accionista, y cualquier otro derecho de cualquier naturaleza que se origine en las referidas acciones.

En virtud de lo dispuesto por el artículo 215 de la Ley General de Sociedades Nº 19.550, les solicitamos se sirvan tomar razón de la presente transferencia y asentarla en el Libro de Registro de Acciones de la Sociedad.

SQM POTASIO S.A.

Nombre:		[●]
Cargo	[●]

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Schedule 3.3(a)(ii)
Resignation Letter

Ciudad de San Salvador de Jujuy, [_] de [__] de 2018

Señores

Minera Exar S.A.

Palma Carrillo 54, Planta Baja, Of. 7

San Salvador de Jujuy

República Argentina

De mi mayor consideración:

En mi carácter de Director [Titular/Suplente] de Minera Exar S.A. (la “Sociedad”) me dirijo a Uds. a fin de comunicarles que, por motivos personales y con efecto a la fecha de celebración de la asamblea de accionistas que considere mi renuncia, renuncio en forma indeclinable a mi cargo de Director [Titular/Suplente] de la Sociedad, dejando constancia que renuncio a percibir todo y cualquier honorario, pago o compensación que por cualquier concepto pudiera corresponderme desde la fecha de mi designación en el cargo arriba mencionado hasta la fecha de mi renuncia y que no hubiera ya percibido al día de la fecha.

Asimismo, dejo expresa constancia que: (i) nada tengo que reclamar contra la Sociedad y/o sus accionistas por concepto alguno; y (ii) a todo evento, renuncio irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que me pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a mi renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de mi cargo como Director [Titular/Suplente] de la Sociedad.

Consecuentemente, en los términos del Artículo 259 de la Ley General de Sociedades Nº 19.550, solicito se tome nota de mi renuncia, dejándose constancia de que la misma no es intempestiva ni dolosa, y se comunique la misma a los accionistas de la Sociedad a fin de ser considerada en la próxima asamblea que se celebre.

Sin otro particular, saludo a Uds. muy atentamente.

[Nombre]

Cargo: Director [Titular/Suplente]

[ESTE DOCUMENTO DEBE CONTENER FIRMA CERTIFICADA POR ESCRIBANO PÚBLICO Y ESTAR LEGALIZADO POR EL COLEGIO PÚBLICO DE ESCRIBANOS DE LA CIUDAD DE SAN SALVADOR DE JUJUY.]

Ciudad de [__], [_] de [julio] de 2018

Señores

Minera Exar S.A.

Palma Carrillo 54, Planta Baja, Of. 7

San Salvador de Jujuy

República Argentina

De mi mayor consideración:

En mi carácter de Síndico [Titular/Suplente] de Minera Exar S.A. (la “Sociedad”) me dirijo a Uds. a fin de comunicarles que, por motivos personales y con efecto a la fecha de celebración de la asamblea de accionistas que considere mi renuncia, renuncio en forma indeclinable a mi cargo de Síndico [Titular/Suplente] de la Sociedad, dejando constancia que renuncio a percibir todo y cualquier honorario, pago o compensación que por cualquier concepto pudiera corresponderme desde la fecha de mi designación en el cargo arriba mencionado hasta la fecha de mi renuncia y que no hubiera ya percibido al día de la fecha.

Asimismo, dejo expresa constancia que: (i) nada tengo que reclamar contra la Sociedad y/o sus accionistas por concepto alguno; y (ii) a todo evento, renuncio irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que me pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a mi renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de mi cargo como Síndico [Titular/Suplente] de la Sociedad.

Sin otro particular, saludo a Uds. muy atentamente.

[Nombre]

Cargo: Síndico [Titular/Suplente]

[ESTE DOCUMENTO DEBE CONTENER FIRMA CERTIFICADA POR ESCRIBANO PÚBLICO Y ESTAR LEGALIZADO]

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Schedule 3.3(B)
Notice OF ASSIGNMENT OF IRREVOCABLE CAPITAL CONTRIBUTIONS

[Santiago de Chile], [●] de [●] de 2018

Sres.

MINERA EXAR S.A.

Palma Carrillo 54, Planta Baja, Of. 7

San Salvador de Jujuy (4600)

Argentina

De nuestra mayor consideración:

Ref.: Cesión de Aportes Irrevocables de SQM Potasio S.A. a favor de [●]

De mi mayor consideración:

[●], en mi carácter de [●], con poder suficiente y en representación de SQM Potasio S.A. (en adelante, “SQM”), por la presente, hacemos saber a Minera Exar S.A. (en adelante, la “Sociedad”) que en el día de la fecha SQM ha cedido a favor de [●] los derechos correspondientes a los aportes irrevocables a cuenta de futuros aumentos de capital realizados a la Sociedad por un monto total de US$23.300.000 (Dólares Estadounidenses veintitrés millones trescientos mil) (los “Aportes Irrevocables”), según el siguiente detalle: (i) aporte de U$S 13.300.000 realizado el 6 de octubre de 2017, según oferta de aporte irrevocable de fecha 5 de octubre de 2017; (ii) aporte de U$S 3.000.000 realizado el 31 de enero de 2018, según oferta de aporte irrevocable de fecha 25 de enero de 2018; (iii) aporte de U$S 3.500.000 realizado el 23 de febrero de 2018, según oferta de aporte irrevocable de fecha 14 de febrero de 2018; y (iv) aporte de U$S 3.500.000 realizado el 13 de abril de 2018, según oferta de aporte irrevocable de fecha 12 de abril de 2018.

En consecuencia, solicitamos la Sociedad tomar debida nota de la cesión de los Aportes Irrevocables a favor de [●].

Sin otro particular, los saludamos muy atentamente.

SQM POTASIO S.A.

Por:
	Nombre:	[●]
	Carácter:	[●]

Schedule 3.6(A)
Minutes of the Board of Directors - Resignations

ACTA DE DIRECTORIO del [__/__/18]

Convocatoria a Asamblea

En la Provincia de Jujuy, República Argentina a los [__] días del mes de [__] de 2018, siendo las 9:00 horas, se reúnen en el local de la sede social sito en Palma Carrillo 54, Planta Baja, Oficina 7, San Salvador de Jujuy, los Directores Titulares de Minera Exar S.A. (la “Sociedad”), que firman la presente. Preside la reunión el Sr. [redacted – personal information], quien habiendo constatado la existencia de quórum suficiente, declara abierto el acto, a fin de resolver las cuestiones del siguiente Orden del Día:

1) Consideración de las renuncias presentadas por los Sres. [redacted – personal information], a su cargo de Director Titular y Vicepresidente, [redacted – personal information], a su cargo de Director Titular, [redacted – personal information] y [redacted – personal information], a su cargos de Directores Suplentes, [redacted – personal information] a su cargo de Síndico Titular y [redacted – personal information] a su cargo de Síndico Suplente; y

2) Convocatoria a Asamblea General Ordinaria de Accionistas.

Puesto a consideración el primer punto del Orden del Día: 1) “Consideración de las renuncias presentadas por los Sres. [redacted – personal information], a su cargo de Director Titular y Vicepresidente, [redacted – personal information], a su cargo de Director Titular, y [redacted – personal information] y [redacted – personal information], a sus cargos de Directores Suplentes, [redacted – personal information] a su cargo de Síndico Titular y [redacted – personal information]  a su cargo de Síndico Suplente”. El Sr. Presidente informa a los presentes que en el día de la fecha, la Sociedad ha recibido en la sede social las siguientes notificaciones: (A) carta de fecha [__] enviada por el Sr. [redacted – personal information] manifestando (i) su renuncia indeclinable a su cargo de Director Titular y Vicepresidente de la Sociedad; (ii) que nada tiene que reclamar contra la Sociedad y/o sus accionistas por concepto alguno y; (iii) que, a todo evento, renuncia irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que le pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a su renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de su cargo como Director Titular y Vicepresidente de la Sociedad; (B) carta de fecha [__] enviada por el Sr. [redacted – personal information] manifestando (i) su renuncia indeclinable a su cargo de Director Titular de la Sociedad; (ii) que nada tiene que reclamar contra la Sociedad y/o sus accionistas por concepto alguno; y (iii) que, a todo evento, renuncia irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que le pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a su renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de su cargo como Director Titular; (C) carta de fecha [__] enviada por el Sr. [redacted – personal information manifestando (i) su renuncia indeclinable a su cargo de Director Suplente de la Sociedad; (ii) que nada tiene que reclamar contra la Sociedad y/o sus accionistas por concepto alguno y (iii) que, a todo evento, renuncia irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que le pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a su renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de su cargo como Director Suplente de la Sociedad; (D) carta de fecha [__] enviada por el Sr. [redacted – personal information manifestando (i) su renuncia indeclinable a su cargo de Director Suplente de la Sociedad; (ii) que nada tiene que reclamar contra la Sociedad y/o sus accionistas por concepto alguno y (iii) que, a todo evento, renuncia irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que le pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a su renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de su cargo como Director Suplente de la Sociedad; (E) carta de fecha [__] enviada por el Sr. [redacted – personal information] manifestando (i) su renuncia indeclinable a su cargo de Síndico Titular de la Sociedad; (ii) que nada tiene que reclamar contra la Sociedad y/o sus accionistas por concepto alguno y (iii) que, a todo evento, renuncia irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que le pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a su renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de su cargo como Síndico Titular de la Sociedad; (F) carta de fecha [__] enviada por el Sr. [redacted – personal information] manifestando (i) su renuncia indeclinable a su cargo de Síndico Suplente de la Sociedad; (ii) que nada tiene que reclamar contra la Sociedad y/o sus accionistas por concepto alguno y (iii) que, a todo evento, renuncia irrevocablemente al ejercicio contra la Sociedad de cualquier acción o derecho que le pudiera corresponder con causa en cualquier hecho, acto o cualquier otro concepto incurrido o producido con anterioridad a su renuncia, así como a todos los créditos, reclamos, actuales o futuros, que tenga o pudiera tener contra la Sociedad por el desempeño de su cargo como Síndico Suplente de la Sociedad. Luego de una breve deliberación, los señores directores aprueban por unanimidad [con abstención del interesado Sr. [redacted – personal information] en cuanto a su renuncia], aceptar las renuncias de los señores [redacted – personal information] a su cargo de Director Titular y Vicepresidente de la Sociedad; [redacted – personal information]a su cargo de Director Titular; [redacted – personal information] y [redacted – personal information] a sus cargos de Directores Suplentes; [redacted – personal information] a su cargo de Síndico Titular y [redacted – personal information] a su cargo de Síndico Suplente.

Acto seguido, el Sr. Presidente pone a consideración de los presentes el segundo y último punto del Orden del Día: 2) “Convocatoria a Asamblea General Ordinaria de Accionistas”. Manifiesta el Sr. Presidente que, en virtud de lo resuelto en el punto precedente, corresponde convocar a una Asamblea General Ordinaria de Accionistas, y los presentes resuelven por unanimidad convocar a una Asamblea General Ordinaria a celebrarse el día [de la fecha] a las 10:00 horas en primera convocatoria y a las [__:__] horas del mismo día en segunda convocatoria, en [__] [San Salvador de Jujuy], a fin de considerar el siguiente Orden del Día: “1) Designación de dos accionistas para que firmen el acta respectiva; 2) Consideración de la renuncia de los Sres. miembros del Directorio y Síndicos; Consideración de la gestión y honorarios de los Directores y Síndicos salientes; 3) Fijación del número de miembros titulares y suplentes del Directorio, y su elección; 4) Elección de miembros titulares y suplentes de la Comisión Fiscalizadora; y 5) Otorgamiento de las autorizaciones necesarias con relación a lo resuelto en los puntos precedentes.” Agrega el Sr. Presidente que todos los accionistas de la Sociedad han comprometido su asistencia a la Asamblea por lo cual la misma podrá celebrarse válidamente sin efectuar las publicaciones de los avisos de la convocatoria por así permitirlo el último párrafo del artículo 237 de la Ley General de Sociedades, siempre que se reúnan los requisitos de dicha norma legal. Por lo cual, se resuelve por unanimidad no efectuar las publicaciones de la convocatoria a Asamblea.

No habiendo más asuntos que tratar se levanta la sesión siendo las [__:__] horas.

[redacted – personal information]

Presidente

[redacted – personal information]

Vicepresidente

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Schedule 3.6(B)
Minutes of the shareholders’ meeting of the Company

ACTA de ASAMBLEA GENERAL ORDINARIA UNÁNIME del [__/__/2018]

En la Provincia de Jujuy, República Argentina, a los [__] días del mes de [__] de 2018, siendo las [__:__] horas, se reúnen en el local de la sede social sito en Palma Carrillo 54, Planta Baja, Oficina 7 San Salvador de Jujuy, la totalidad de los accionistas de MINERA EXAR S.A. (en adelante la “Sociedad”), 2265866 ONTARIO INC. (en adelante "ONTARIO") representada en este acto por [__________]; LITHIUM AMERICAS CORP. (en adelante "LITHIUM") representada en este acto por [______________]; y SQM POTASIO S.A. (en adelante “SQM”), representada en este acto por [_____________], quienes suscriben la Planilla de Asistencia a fs. [______] del Libro de Registro de Asistencia a Asambleas Generales N° [2], rubricado con fecha [29 de junio de 2015].

Se deja constancia que también se encuentran presentes el Sr. Presidente [redacted – personal information] y el Síndico Titular [redacted – personal information] quienes proceden a constatar la asistencia de los accionistas que conforman el 100% (cien por ciento) del capital social y de los votos mediante la compulsa de la documentación relacionada; otorgándosele al acto el carácter de unánime. Teniendo en cuenta que la asistencia verificada se ajusta a lo prescrito por el Estatuto Social, el Presidente declara legalmente constituida la Asamblea en primera convocatoria y se pasa a tratar el Orden del Día el cual luego de su lectura, se transcribe a continuación:

1) Designación de dos accionistas para que firmen el acta respectiva;

2) Consideración de la renuncia de los Sres. miembros del Directorio y Síndicos; consideración de la gestión y honorarios de los Directores y Síndicos salientes;

3) Fijación del número de miembros titulares y suplentes del Directorio, y su elección;

4) Elección de miembros titulares y suplentes de la Comisión Fiscalizadora; y

5) Otorgamiento de las autorizaciones necesarias con relación a lo resuelto en los puntos precedentes.

Sigue en uso de la palabra el Sr. Presidente, quien pone a consideración de todos los presentes el primer punto del Orden del Día:

1) “Designación de dos accionistas para que firmen el acta respectiva”. El Sr. Presidente propone se designe para aprobar y firmar el acta de la presente asamblea a todos los Sres. accionistas presentes. Sometida a votación, se resuelve por unanimidad designar a la totalidad de los accionistas presentes para firmar el acta de la presente Asamblea.

A continuación, se somete a consideración de los presentes el segundo punto del Orden del Día:

2) “Consideración de la renuncia de los Sres. miembros del Directorio y síndicos; Consideración de la gestión y honorarios de los directores y síndicos salientes”. Toma la palabra el Sr. Presidente, quien informa a los presentes que los Sres. [redacted – personal information] en su condición de Director Titular y Vicepresidente; [redacted – personal information], en su condición de Director Titular, [redacted – personal information], en su condición de Director Suplente, [redacted – personal information], en su condición de Director Suplente, [redacted – personal information] en su condición de Síndico Titular y [redacted – personal information] en su condición de Síndico Suplente, respectivamente, han renunciado a sus cargos a partir del día de la fecha, dejando constancia que han renunciado a los honorarios que pudieran corresponderles, y haciendo extensiva su renuncia respecto de todos los créditos, reclamos, actuales o futuros, que tengan o pudieran tener contra la Sociedad por el desempeño de sus cargos. En tal sentido, el Sr. Presidente propone aceptar todas las renuncias recibidas de parte de las personas mencionadas y aprobar la gestión por cada uno de ellos realizada. Luego de ocurrido el correspondiente debate e intercambio de ideas entre todos los asistentes se resuelve por unanimidad aceptar la renuncia presentada por los Sres. [redacted – personal information] en su condición de Director Titular y Vicepresidente; [redacted – personal information], en su condición de Director Titular, [redacted – personal information], en su condición de Director Suplente, [redacted – personal information], en su condición de Director Suplente, [redacted – personal information] en su condición de Síndico Titular y [redacted – personal information] en su condición de Síndico Suplente, respectivamente y aprobar la gestión por cada uno de ellos realizada en el desempeño de sus funciones hasta el día de la fecha, agradeciéndoles por los servicios prestados y las renuncias efectuadas respecto de sus honorarios.

Seguidamente, el Sr. Presidente somete a consideración de los presentes el tercer punto del Orden del Día:

3) “Fijación del número de miembros titulares y suplentes del Directorio, y su elección”. El Sr. Presidente informa que, como consecuencia de las renuncias aprobadas en el punto anterior, resulta necesario determinar el número de Directores Titulares y Suplentes y proceder a su elección. Luego de un breve intercambio de opiniones sobre el particular, se resuelve por unanimidad aprobar lo manifestado por el Sr. Presidente y fijar en [4 (cuatro)] el número de Directores Titulares y en [4 (cuatro)] el número de Directores Suplentes de la Sociedad y designar a los Sres. [redacted – personal information] y [redacted – personal information] como Directores Titulares y a los Sres. [redacted – personal information] y [redacted – personal information] como Directores Suplentes por la clase A y a los Sres. [_________] y [___________] como Directores Titulares y a los Sres. [________] y [_____________] como Directores Suplentes por la clase C. Seguidamente, el Presidente informa que resulta necesario distribuir los cargos antes designados. Seguidamente, se resuelve por unanimidad distribuir los cargos de la siguiente manera:

Presidente y Director Titular Clase A: [redacted – personal information]

Vicepresidente y Director Titular Clase C: [___________]

Director Titular Clase A: [redacted – personal information]

Director Titular Clase C: [_____________]

Director Suplente Clase A: [redacted – personal information]

Director Suplente Clase A: [redacted – personal information]

Director Suplente Clase C: [______________]

Director Suplente Clase C: [_____________]

Acto seguido, el Sr. Presidente somete a consideración de los presentes el cuarto punto del Orden del Día:

4) “Elección de miembros titulares y suplentes de la Comisión Fiscalizadora”. Sigue con la palabra el Sr. Presidente quien informa que dadas las renuncias aprobadas en el punto dos anterior, resulta necesario proceder a la elección de los miembros Titulares y Suplentes de la Comisión Fiscalizadora. Luego de un breve intercambio de opiniones sobre el particular, se resuelve por unanimidad aprobar lo manifestado por el Sr. Presidente y designar al Sr. [redacted – personal information] como miembro titular de la comisión fiscalizadora y al Sr. [redacted – personal information] como miembro suplente de la comisión fiscalizadora por la clase A y, al Sr. [____________] como miembro titular de la comisión fiscalizadora y al Sr. [___________] como miembro suplente de la comisión fiscalizadora por la Clase C.

Seguidamente, el Sr. Presidente somete a consideración de los presentes el quinto y último punto del Orden del Día:

5) “Otorgamiento de las autorizaciones necesarias con relación a lo resuelto en los puntos precedentes”, Se resuelve por unanimidad:

LEGAL_1:50904367.3

(i)

Facultar y Autorizar a los Sres. [______________________] para que en forma indistinta realicen todos los trámites administrativos y judiciales que sean necesarios para obtener la conformidad administrativa e inscripción en el Registro Público de Comercio; otorgando en este acto a los autorizados mandato a este efecto, con facultades suficientes para suscribir las notas de elevación, notificarse, ratificar o rectificar vistas y proveídos y salvar observaciones relacionadas con la presentación de la documentación aludida, pudiendo para ello suscribir todo tipo de instrumentos y escrituras públicas, inclusive solicitar la rúbrica de libros, en el Registro Público de Comercio, dependiente del Poder Judicial de la Provincia de Jujuy.

(ii)

Asimismo, se faculta a [______________________] a retirar el Expte. de la Dirección de Personas Jurídicas a los fines de facilitar las tramitaciones, a retirar libros rubricados y a notificarse y solicitar copias certificadas de las resoluciones recaídas en el mismo.

(iii)

En todos los casos, las autorizaciones deben entenderse e interpretarse con el alcance más amplio que permita facilitar la conformación administrativa y la posterior inscripción de las resoluciones aquí dispuestas como asimismo las tramitaciones actuales y también futuras, y que se otorgan con vigencia y validez aún con posterioridad a la inscripción del presente trámite en el Registro Público de Comercio.

Finalmente, se resuelve por unanimidad dejar constancia en actas que la presente Asamblea reviste el carácter de unánime, en los términos del artículo 237 in fine de la Ley 19.550, en tanto ha sido celebrada con la presencia de accionistas titulares de la totalidad del capital social y las resoluciones han sido adoptadas por unanimidad. No habiendo otros temas que tratar, siendo las 13:00 horas se declara concluida la presente Asamblea.

[___________]

En representación de 2265866 ONTARIO INC

[__________]

En representación de LITHIUM AMERICAS CORP.

[_________]

En representación de SQM POTASIO S.A.

[redacted – personal information]

Presidente

[redacted – personal information]

Sindico

LEGAL_1:50904367.3

Schedule 3.6(D)
Minutes of the Board of Directors – Acknowledge receipt of Notice pursuant to Section 215 of the ACL

ACTA DE DIRECTORIO del [__/__/__]

En la provincia de Jujuy a los [___] días del mes de [__] de 2018, siendo las [__:__] horas, se reúnen en el local de la sede social sito en [__], Palma Carrillo 54, Planta Baja, Oficina 7, San Salvador de Jujuy los Directores Titulares de Minera Exar S.A. (la “Sociedad”), señores directores que firman al pie de la presente, con la presencia del Síndico Titular Sr. [__]. Preside la reunión el Sr. [redacted – personal information], quien habiendo constatado la existencia de quórum suficiente, declara abierto el acto, a fin de resolver las cuestiones del siguiente Orden del Día:

1) Consideración de la notificación recibida de parte de SQM POTASIO S.A. en los términos del artículo 215 de la Ley General de Sociedades N° 19.550.

Puesto a consideración el primer punto del Orden del Día: 1) “Consideración de la notificación recibida de parte de SQM POTASIO S.A. en los términos del artículo 215 de la Ley General de Sociedades N° 19.550 (la “Ley General de Sociedades”)”. El Sr. Presidente manifiesta que en el día de la fecha, la Sociedad ha recibido una carta de parte de su accionista SQM POTASIO S.A. mediante la cual notifica a la Sociedad, en los términos del Artículo 215 de la Ley General de Sociedades, que ha transferido la totalidad de sus acciones de la Sociedad, es decir, [211.525.416] acciones clase “C”, ordinarias, nominativas no endosables, de valor nominal AR$ 1 cada una, con derecho a un voto por acción y 100% integradas, incluyendo todos los derechos políticos y económicos inherentes a las mismas de la siguiente manera: [_______] acciones clase “C”, ordinarias, nominativas no endosables, de valor nominal AR$ 1 cada una, con derecho a un voto por acción y 100% integradas a favor de [_______]. Como consecuencia de lo expuesto por el Sr. Presidente, y luego de una breve deliberación sobre el particular, se resuelve por unanimidad de votos: (i) tomar nota de la notificación realizada por SQM POTASIO S.A. a la Sociedad; (ii) registrar la[s] transferencia[s] accionaria[s] en el correspondiente libro de Registro de Accionistas de la Sociedad; y (iii) proceder a la cancelación del título accionario N° [__] y emitir en su reemplazo los títulos N° [__] a nombre de [_______] y N° [__] a nombre de [_______].

2) Revocación de Poder Especial.

Luego, el Sr. Presidente pone a consideración de los presentes el segundo punto del Orden del Día: 2) “Revocación de Poder Especial” y, al respecto, manifiesta que en virtud de ciertas modificaciones en la estructura de la Sociedad, corresponde proceder a la revocación del Poder Especial otorgado por la Sociedad a favor de SQM Potasio S.A., elevado a escritura pública número setenta y tres de fecha 29 de marzo de 2016, por ante la escribana Dra. [redacted – personal information], titular del Registro Notarial N° 69 de San Salvador de Jujuy, que consta en los folios 613 a 614 del Protocolo “A”. Luego de una breve deliberación, se resuelve: (i) revocar el Poder Especial otorgado por la Sociedad a favor de SQM Potasio S.A., elevado a escritura pública número setenta y tres de fecha 29 de marzo de 2016, por ante la escribana Dra. [redacted – personal information], titular del Registro Notarial N° 69 de San Salvador de Jujuy, que consta en los folios 613 a 614 del Protocolo “A”; y (ii) autorizar a los Sres. [________] para que, cualquiera de ellas, de forma individual o conjunta, proceda a elevar lo resuelto por este Directorio a escritura pública, y a firmar, celebrar y/u otorgar cualquier otro acto y/o documento necesario o conveniente para la consumación de lo resuelto por este Directorio en el presente punto.

No habiendo otros temas para tratar, se cierra el acto siendo las [__:__] horas.

SCHEDULE 11.1(a)(ii)
INTERIM PERIOD ACTIVITIES

[redacted – commercially sensitive information relating to interim period funding and activities]

SCHEDULE 11.1(III)(B)
APPROVED BUDGET

(see attached)

[redacted - commercially sensitive information relating to interim period funding and activities]

Schedule 11.10
termination

Effective as of the Closing

1.	Reference is made to:
(a)	the Shareholders Agreement;
(b)	the subscription agreement between SQM Parent and the Company dated as of March 28, 2016 (the “Subscription Agreement”);
(c)	the indemnification agreement between SQM Parent and LAC dated March 28, 2016 (the “Indemnification Agreement”);
(d)	all other agreements and letter agreements between the Vendor and/or SQM Parent, on the one hand, and LAC, 226 and/or the Company, on the other hand (collectively, if any, the “Other Agreements”); and
(e)	Sections 11.11 and 11.12 of the Agreement and Schedules 11.11 and 11.12 to the Agreement, each effective as of the Closing.
2.

The Vendor, LAC, 226 and the Company agree that the Shareholders Agreement is terminated and ceases to have effect as of the Closing under the terms and conditions set forth in Section 7.22 of the Shareholders Agreement, provided that, notwithstanding the foregoing, sections 4.05 and 4.06 of the Shareholders Agreement shall survive such termination.

3.	SQM Parent and the Company agree that the Subscription Agreement is terminated and ceases to have effect as of the Closing Date.
4.	SQM Parent and LAC agree that the Indemnification Agreement is terminated and ceases to have effect as of the Closing Date.
5.

The Vendor hereby irrevocably and unconditionally waives all of its rights pursuant to an under the “contrato de opcion de compra” (purchase option agreement) by and between Grupo Minero Los Boros S.A. and the Company dated March 28, 2016, entered by public deed No. 71 perfected by notary Mariana Antoraz of the Province of Jujuy, Argentina.

6.

The Parties to this Schedule 11.10 agree that all Other Agreements is terminated and ceases to have effect as of the Closing, except that this provision shall not apply in respect of the Agreement or any other agreements or instruments contemplated by the Transaction Agreement, including but not limited to the LAC Release and the SQM Release.

7.

The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this agreement and carry out its provisions.

Schedule 11.11
LAC, 226 and COMPANY Release

Effective as of the Closing

TO:	the Vendor
AND TO:	SQM Parent

1.LAC, 226 and the Company, each on behalf of itself and on behalf of its Affiliates (collectively, the “Releasors”), hereby forever irrevocably and unconditionally remises, releases and forever discharges the Vendor, SQM Parent and their respective Affiliates and their predecessors, successors and assigns, and their present and former directors, officers, employees, partners, shareholders and agents and each of their heirs, executors, legal personal representatives, administrators, trustees, successors and assigns directors, officers (collectively, the “Releasees”), from any and all actions, manners of actions, causes of action, suits, proceedings, executions, judgments, debts, accounts, liabilities, bonds, claims, losses, obligations, covenants, contracts, expenses, costs, damages, demands and all other claims whatsoever, whether express or implied, contingent or otherwise, at law or in equity (collectively, “Claims”), which any of the Releasors ever had, now has or hereafter can, shall or may have against the Releasees for any reason, including by reason of or in respect of any act, cause, matter or thing whatsoever existing, or done or omitted to be done by the Releasees, existing up to and including, or arising in respect of the period prior to, the date of this Release, that relate to, arise from, or are in any way connected (directly or indirectly) with the business and affairs of the Company and the Releasors, including for greater certainty and without limiting the generality of the foregoing, the Cauchari-Olaroz Project, and the Shareholders Agreement and each of the Ancillary Shareholder Agreements, provided that nothing in this Release shall release or be deemed to release any claims or other rights, or any basis therefor, whether existing prior to or after the date of this Release, against or in respect of any of the Releasees (x) under the Transaction Agreement or any other agreement, certificate or other instrument delivered under, pursuant to or in accordance with the Transaction Agreement (other than the Company-Vendor Affiliate Services, which shall be released in accordance with this Schedule 11.11 conditional upon payment of the Vendor Services Amount), or (y) due to such Releasee’s (A) violation of a criminal law or (B) fraud or wilful misconduct.

2.The Releasors covenant and agree that they will not, directly or indirectly, commence, maintain or enforce or cause to be commenced, maintained or enforced or join, assist, aid or act in concert in any manner whatsoever with any other person in any proceedings of any kind or nature whatsoever (including without limitation any cross claim, counterclaim, third party action or application) against any person as a result of any injury, loss or damage that the Releasors may have suffered in respect of any or all matters released by the Releasors in this Release, including, without limitation, proceedings against any person who has or might be entitled to claim contribution, indemnity, damages or other relief from the other, as applicable, whether pursuant to statute or otherwise. The Releasor represents and warrants that it has not assigned any Claim released by it hereunder to any person.

3.The Releasors further agree and undertake that neither they nor any of their subsidiaries will, and they will direct and use commercially reasonable efforts to cause their directors, officers or employees not to, directly or indirectly, take, authorize or encourage, on their own behalf or on behalf of any other person any action or pattern of conduct that defames or which criticizes, ridicules, disparages or involves the making of any derogatory or negative comments, statements or images, whether oral or written, including statements and images made or posted via social media or on the internet (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) about such party or parties that would reasonably be expected to be deleterious or otherwise damaging to the integrity, reputation or goodwill of the Releasees or their properties and assets; provided, however, that the covenants of the Releasors in this regard shall not apply to any such communication that is truthful and required by applicable law or legal process.

4.The Releasors hereby expressly waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of any statute, law, rule or regulation which might otherwise render a release unenforceable with respect to any matters released hereunder.

5.The Releasors covenant and agree that if they hereafter make or participate in the making of any claim or commence or threaten to commence or participate in any claim against any Releasees for or by reason of any cause, matter, claim or action that, pursuant to this instrument, has been released by the undersigned, this release may be raised as an estoppel and complete bar to any such claim.

LEGAL_1:50904367.3

Schedule 11.12
VENDOR and SQM PARENT Release

Effective as of the Closing

TO:	LAC
AND TO:	Company

1.The Vendor and SQM Parent, each on behalf of itself and on behalf of its Affiliates (collectively, the “Releasors”), hereby forever irrevocably and unconditionally remises, releases and forever discharges LAC, 226, the Company and their respective Affiliates and their predecessors, successors and assigns, and their present and former directors, officers, employees, partners, shareholders and agents and each of their heirs, executors, legal personal representatives, administrators, trustees, successors and assigns directors, officers (collectively, the “Releasees”), from any and all actions, manners of actions, causes of action, suits, proceedings, executions, judgments, debts, accounts, liabilities, bonds, claims, losses, obligations, covenants, contracts, expenses, costs, damages, demands and all other claims whatsoever, whether express or implied, contingent or otherwise, at law or in equity (collectively, “Claims”), which any of the Releasors ever had, now has or hereafter can, shall or may have against the Releasees for any reason, including by reason of or in respect of any act, cause, matter or thing whatsoever existing, or done or omitted to be done by the Releasees, existing up to and including, or arising in respect of the period prior to, the date of this Release, that relate to, arise from, or are in any way connected (directly or indirectly) with the business and affairs of the Company and the Releasors, including for greater certainty and without limiting the generality of the foregoing, the Cauchari-Olaroz Project, and the Shareholders Agreement and each of the Ancillary Shareholder Agreements, provided that nothing in this Release shall release or be deemed to release any claims or other rights, or any basis therefor, whether existing prior to or after the date of this Release, against or in respect of any of the Releasees (x) under the Transaction Agreement or any other agreement, certificate or other instrument delivered under, pursuant to or in accordance with the Transaction Agreement (other than the Company-Vendor Affiliate Services, which shall be released in accordance with this Schedule 11.12 conditional upon payment of the Vendor Services Amount), or (y) due to such Releasee’s (A) violation of a criminal law or (B) fraud or wilful misconduct.

2.The Releasors covenant and agree that they will not, directly or indirectly, commence, maintain or enforce or cause to be commenced, maintained or enforced or join, assist, aid or act in concert in any manner whatsoever with any other person in any proceedings of any kind or nature whatsoever (including without limitation any cross claim, counterclaim, third party action or application) against any person as a result of any injury, loss or damage that the Releasors may have suffered in respect of any or all matters released by the Releasors in this Release, including, without limitation, proceedings against any person who has or might be entitled to claim contribution, indemnity, damages or other relief from the other, as applicable, whether pursuant to statute or otherwise. The Releasor represents and warrants that it has not assigned any Claim released by it hereunder to any person.

3.The Releasors further agree and undertake that neither they nor any of their subsidiaries will, and they will direct and use commercially reasonable efforts to cause their directors, officers or employees not to, directly or indirectly, take, authorize or encourage, on their own behalf or on behalf of any other person any action or pattern of conduct that defames or which criticizes, ridicules, disparages or involves the making of any derogatory or negative comments, statements or images, whether oral or written, including statements and images made or posted via social media or on the internet (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) about such party or parties that would reasonably be expected to be deleterious or otherwise damaging to the integrity, reputation or goodwill of the Releasees or their properties and assets, including the Cauchari-Olaroz Project; provided, however, that the covenants of the Releasors in this regard shall not apply to any such communication that is truthful and required by applicable law or legal process.

4.The Releasors hereby expressly waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of any statute, law, rule or regulation which might otherwise render a release unenforceable with respect to any matters released hereunder.

5.The Releasors covenant and agree that if they hereafter make or participate in the making of any claim or commence or threaten to commence or participate in any claim against any Releasees for or by reason of any cause, matter, claim or action that, pursuant to this instrument, has been released by the undersigned, this release may be raised as an estoppel and complete bar to any such claim.

LEGAL_1:50904367.3

Exhibit A
Form of Deferred Payment Agreement

(see attached)

FORM OF AGREEMENT

SQM POTASIO S.A.

- and -

GFL INTERNATIONAL CO., LTD. (“GFL International”) or its Wholly-Owned Subsidiary [●] (“GFL Wholly Owned Subsidiary”) (either GFL International or GFL Wholly-Owned Subsidiary being referred to herein as “GFL”)

- and, if GFL is not GFL International and solely for purposes of Section 6.4 -

GFL INTERNATIONAL

- and, solely for purposes of Section 2.2 -

MINERA EXAR S.A.

FORM OF DEFERRED PAYMENT AGREEMENT

●, 2018

LEGAL_1:50904366.3

Schedule A Cauchari-Olaroz Project

Schedule B FORM OF CERTIFICATE

LEGAL_1:50904366.3	-i-

THIS DEFERRED PAYMENT AGREEMENT is dated this ● day of ●, 2018

BETWEEN:

SQM POTASIO S.A., a corporation organized under the laws of Chile,

(the “Vendor”)

- and -

GFL INTERNATIONAL CO., LTD., corporation organized under the laws of Hong Kong (“GFL International”), or its Wholly-Owned Subsidiary (“GFL Wholly Owned Subsidiary”) (either GFL International or GFL Wholly Owned Subsidiary being referred to herein as “GFL”)

- and, if GFL is not GFL International, and solely for purposes of Section 6.4 -

GFL INTERNATIONAL,

- and, solely for purposes of Section 2.2 -

MINERA EXAR S.A., a corporation organized under the laws of Argentina,

(the “Company”)

RECITALS:

A.

On August ●, 2018, the Vendor entered into an agreement (the “Transaction Agreement”) with Lithium Americas Corp. (“LAC”), 2265866 Ontario Inc., the Company, GFL International and Sociedad Química y Minera De Chile S.A., pursuant to which the Vendor agreed to sell to GFL International Co., Ltd. or its Affiliate, all of the 211,525,416 common shares in the capital of the Company held by the Vendor, in consideration for a cash payment and, subject to certain conditions precedent being satisfied, a deferred payment of $50,000,000.00 (the “Deferred Payment Amount”).

B.	The Company owns the Project (as defined in this Agreement).
C.	The Vendor and GFL wish to enter this agreement to provide for the terms and conditions upon which the Deferred Payment Amount will be payable by GFL to the Vendor.
D.	This Deferred Payment Agreement is executed to further regulate and clarify the obligations assumed by the Parties under the Transaction Agreement.

NOW THEREFORE, the Parties agree as follows:

LEGAL_1:50904367.3

Article 1
INTERPRETATION

1.1	Definitions

The following terms shall have the following meanings when used in this Agreement:

(a)

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly.

(b)

“Agreement” means this Deferred Payment Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

(c)	“Annual Statement” has the meaning given in Section 2.2(a).
(d)

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(e)

“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks located in New York (U.S.A.), Santiago (Chile), Toronto (Canada), Hong Kong and Buenos Aires (Argentina) are open for banking business during normal banking hours.

(f)

“Certificate” means a certificate of the Company, signed by the Chief Financial Officer of the Company (or, if no Chief Financial Officer has been appointed, the person performing functions similar to those of the Chief Financial Officer of the Company) on behalf of the Company, and not in his or her personal capacity, and without personal liability, substantially in the form attached as Schedule B.

(g)

“control” (including the terms “controlled by”, “controlling”, and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

(h)

“Date of Declaration of Commercial Production” shall mean the date upon which the Company has sold and received payment for at least 10 metric tonnes of lithium carbonate equivalent produced from the Project.

(i)	“Deferred Payment Amount” has the meaning given to such term in the preamble.

LEGAL_1:50904366.3

(j)	“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, options or adverse claims or encumbrances of any kind or character whatsoever.
(k)

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or
(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.
(l)	“LAC” has the meaning given to such term in the preamble.
(m)

“Laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.

(n)

“Market Price” means the prevailing price for Product (expressed in US dollars per metric tonne) determined independently by a “big four” accounting firm that is not then an auditor of any of the Vendor, GFL or the Company (the “Accountant”) appointed by Company or its Shareholders and determined as the global average price during a Quarter of lithium products of comparable chemistry and quality invoiced by the Company during that Quarter under long term arm’s length contracts by major lithium producers (excluding sales from the Project), or under terms similar to those  applicable to products invoiced by the Company in that Quarter, in either case based on relevant public and any private information available to the Accountant, determined at or before the end of each Quarter and communicated in writing to the Company, which writing shall include (i) the Market Price for the current Quarter; and (ii) if more than one lithium Product is invoiced by the Company during a Quarter, the Market Price for each such Product: and (iii) if applicable, the revised Market Price or Market Prices for each of the Quarters that are the immediate prior Quarter and the second immediate prior Quarter to the current Quarter.

(o)

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator.

(p)	“Parties” means the Vendor and GFL collectively, and “Party” means any one of them.

LEGAL_1:50904366.3

(q)	“Payment Trigger” means, at any time following the Date of Declaration of Commercial Production, the first date upon which:
(i)	the Company has produced at least 25,000 metric tonnes of Product; and
(ii)	the Company has invoiced at least 25,000 metric tonnes of Qualifying Tonnage.
(r)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(s)	“Product” means any lithium products, adjusted on a lithium carbonate-equivalent basis in accordance with industry standard methodology, extracted and produced from the Project.
(t)	“Project” means the Cauchari-Olaroz Project as described on Schedule A.
(u)	“Qualifying Tonnage” means each metric tonne of Product invoiced during a Quarter for which the Market Price was at least US$10,000.
(v)	“Quarter” means a fiscal quarter of the Company.
(w)	“Quarterly Statement” has the meaning given in Section 2.2(b).
(x)	“Subsidiary” means with respect to any Person, any other Person who, directly or indirectly, is controlled by such first Person.
(y)	“Vendor” has the meaning given to such term in the preamble.
(z)	“Wholly-Owned Subsidiary” means a Subsidiary of GFL International,
1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States.
(b)

Definitions – Capitalized words or phrases that are defined anywhere in this Agreement, or defined by cross-reference in this Agreement to another agreement or other document, shall have the meanings so assigned to them wherever they are used in this Agreement.

(c)

Governing Law – This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of

LEGAL_1:50904366.3

any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. The Parties hereby irrevocably and unconditionally agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.
(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(f)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(h)

Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)

Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.
(k)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Knowledge

Any reference to the knowledge of any Party means to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of such Party.

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1.4	Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.5	Schedule

The following schedules are integral parts of this Agreement:

Schedule	Description
Schedule A	Cauchari-Olaroz Project
Schedule B	Form of Certificate

Article 2
DEFERRED PAYMENT

2.1	Deferred Payment
(a)

If, at any time following the execution of this Agreement, an Annual Statement or Quarterly Statement confirms that the Payment Trigger has been satisfied, GFL shall pay the Deferred Payment Amount to the Vendor within 30 days following the delivery by the Company of such Annual Statement or Quarterly Statement.

(b)	The Deferred Payment Amount shall be paid by GFL to the Vendor by wire transfer of immediately available funds of U.S. dollars to an account designated in writing by the Vendor or its assignee.
2.2	Detailed Statements and Record Keeping
(a)

Within 90 days after the end of each fiscal year of the Company, GFL shall cause the Company to prepare and the Company shall prepare, or cause to be prepared, and forward to GFL and the Vendor a Certificate confirming the aggregate number of metric tonnes of Product invoiced during the fiscal year, confirming and attaching a calculation of Market Price (or revised Market Price) for each of the Quarters in the fiscal year (and any supporting materials provided by the Accountant), and confirming the Qualifying Tonnage (if any), which Certificate will be accompanied by a copy of the annual financial statements of the Company (audited if an audit has occurred and non-audited if an audit has not occurred, in which case the audited annual financial statements shall be sent to the Vendor within 15 business days after their shareholders approval).

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(b)

Following the date upon which the Company has produced and invoiced 25,000 metric tonnes of Product, within 45 days after the end of each fiscal quarter of the Company, GFL shall cause the Company to prepare and the Company shall prepare, or cause to be prepared, and forward to GFL and the Vendor a Certificate confirming the aggregate number of metric tonnes of Product invoiced during the Quarter, a copy of the calculation of Market Price (or revised Market Price) for the Quarter (and any supporting materials provided by the Accountant) and the Qualifying Tonnage (if any).

(c)	The Company shall maintain up-to-date and complete records of the production and sale of all Products.
(d)

The Vendor shall have the right, at its own cost, to have a third-party auditor from a globally-recognized audit firm that is independent of the Company, GFL and LAC, to audit the books and records of the Company relating to the production and sale of Product. The Company will grant access to the third-party auditor to its books and records as may be reasonably necessary to verify the Company’s calculations, such access to be provided on reasonable notice and during normal business hours. The Vendor may exercise its audit rights within 12 months following the end of a given calendar year for any period falling within such calendar year.

(e)

If the Vendor disagrees with the calculation of metric tonnes of Product invoiced, the calculation of Market Price or Qualifying Tonnage for any period or the Company’s determination regarding the Payment Trigger (a “Dispute”), the Vendor shall deliver written notice of the Dispute (the “Dispute Notice”) to GFL and the Company: (i) no later than 12 months after receipt of a Certificate for an annual fiscal period concerning the period or matter in dispute, or (ii) if Vendor has requested an audit within such 12 month period, then by the date that is 90 days following receipt by the Vendor of the results of the audit (the “Dispute Period”).  The Dispute Notice shall set forth in reasonable detail the basis for the Vendor’s disagreement with the Certificate or results of the audit.  Until one of the Parties gives notice to the other Party that it believes that the Payment Trigger has occurred (a “Payment Trigger Notice”), the Dispute shall continue open with no applicable deadlines to resolve the Dispute. Following delivery by a party of a Payment Trigger Notice: (i) any prior Dispute that has not been resolved within 30 days after delivery of the Payment Trigger Notice may be submitted by either Party to an Arbitrating Accountant for resolution as set forth in Section 2.2(f), and (ii) any subsequent dispute may be submitted by either Party to an Arbitrating Accountant for resolution as set forth in Section 2.2(f) within the relevant Dispute Period. Calculations provided in any Certificate for an annual fiscal period delivered shall be deemed to have been accepted and agreed by the Vendor, and shall be final and binding upon the Parties, unless Vendor delivers a Dispute Notice within the relevant Dispute Period.

(f)

If GFL, the Company and the Vendor are unable to resolve a Dispute, any party shall be entitled as set forth in Section 2.2(e) to engage Deloitte LLP or KPMG LLP, so long as neither is then an auditor of the Vendor, GFL or the Company

LEGAL_1:50904366.3

(the “Arbitrating Accountant”) for resolving the Dispute. If GFL, the Company and the Vendors are unable to agree on the appointment of an alternate Arbitrating Accountant within 10 Business Days of the end of such 30-day period, then the Vendor, the Company or GFL may apply to the Superior Court of Justice of Ontario pursuant to the Arbitration Act (Ontario) to have a globally recognized firm of independent chartered accountants with an Argentine Affiliate appointed as the Arbitrating Accountant for the purposes of this Section. The Arbitrating Accountant will not be the accountant or auditor for any of GFL, the Company or the Vendor, or any of their respective Affiliates in Argentina.

(g)

The Arbitrating Accountant’s function shall be to review only those items that are in Dispute with respect to the determination of production of Product, Market Price or Qualifying Tonnage and to resolve such Dispute in accordance with the requirements of this Section 2.2. The Arbitrating Accountant shall, as promptly as possible, render its decision on the Dispute in writing to GFL and the Vendor. The Arbitrating Accountant’s decision shall be final and binding upon the Vendor and GFL. The Arbitrating Accountant, in its sole and absolute discretion, shall determine the proportion of its fees and expenses to be paid by the Vendor and GFL, respectively, based upon the relative extent to which their respective positions are upheld by the Arbitrating Accountant.

2.3	No Joint Venture or Partnership

This Agreement shall not be construed to create, expressly or by implication, a joint venture or partnership between GFL and the Vendor.

2.4	Sole Discretion and Decision-Making Authority; No Fiduciary Duty.

Subject to any shareholders agreement governing the Company, the Company shall have sole discretion and decision making authority (a) over any continued operation of, development of or investment in the Project, and (b) over when (if ever) and whether to pursue, or enter into, an  agreement to dispose of and/or to commercialize or monetize in any particular manner the Project Business, and upon what terms and conditions and the Company shall not be required to take into account the obligations of GFL under this Agreement in making such determination.

Article 3
REPRESENTATIONS AND WARRANTIES OF GFL

GFL represents and warrants to the Vendor the matters set out below:

3.1	Status of GFL

GFL is a corporation duly organized and validly existing under the laws of l.

3.2	Due Authorization and Enforceability of Obligations

GFL has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement has been duly

LEGAL_1:50904366.3

authorized by all necessary corporate action on the part of GFL. This Agreement has been duly executed and delivered by GFL and constitutes, assuming the due authorization, execution and delivery by the Vendor, a valid and binding obligation of GFL enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.3	Absence of Conflicts

GFL is not a party to, bound or affected by or subject to any:

(a)	Contract;
(b)	charter or by-law; or
(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of GFL will increase or the rights or entitlements of GFL will decrease or any obligation on the part of GFL to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of GFL to consummate the payment of the Deferred Payment Amount.

Article 4
Termination

4.1	Termination
(a)	This Agreement may be terminated at any time by the written agreement of GFL and the Vendor.
(b)	The Agreement shall automatically terminate upon the payment by GFL to the Vendor of the Deferred Payment Amount.
4.2	Effect of Termination

If this Agreement is terminated under Section 4.1, all further rights and obligations of the Parties under this Agreement shall terminate immediately except that the provisions of Article 1 [Interpretation], this Article 4 [Termination] and Article 6 [General] shall survive such termination and continue in full force and effect.

Article 5
Successors

5.1	Successors
(a)	If GFL enters into a transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or all of its

LEGAL_1:50904366.3

shares are acquired by another Person in exchange for, in whole or in part, securities of such other Person, it shall ensure that such other Person or continuing entity (the “GFL Successor”) executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence (i) the substantial preservation and non-impairment in any material respect of the rights of the Vendor hereunder with respect to GFL Successor, as if GFL Successor was GFL hereunder, and (ii) the assumption by GFL Successor of liability for all amounts payable and property deliverable hereunder and the covenant of such GFL Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of GFL under this Agreement.

(b)

If prior to the Deferred Payment Amount having been paid, GFL sells or otherwise disposes of all or a material portion of its direct or indirect interest in the Company (other than to an Affiliate of GFL), or the Company sells or ceases to own all or substantially all of its direct or indirect interest  in the Project (other than a disposition to an Affiliate of the Company) and the buyer thereof does not agree to assume and fulfill GFL’s obligations with respect to this Agreement, then the full amount, in aggregate, of the entire Deferred Payment Amount shall be paid by GFL to the Vendor promptly following completion of the sale or disposition.

Article 6
GENERAL

6.1	Confidentiality

The Vendor shall not, without the express written consent of GFL, which consent shall not be unreasonably withheld, disclose to any third party any information obtained pursuant to this Agreement which is not generally available to the public; provided, however, the Vendor may disclose data or information obtained under this Agreement without the consent of GFL: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over the Vendor or its parent or an Affiliate; (ii) to such of the Vendor’s consultants as have a need to know such information; or (iii) to a prospective lender to the Vendor or its Affiliate; provided that the Vendor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 6.1.

6.2	Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

6.3	Specific Performance

The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, may occur in the event that the Parties do not perform their

LEGAL_1:50904366.3

obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts of the Province of Ontario without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, at law, in equity or otherwise, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the Parties would not have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

6.4	GFL International Guarantee
(a)

If GFL International is not GFL it shall cause GFL to duly and punctually perform in full all of its obligations under this Agreement in accordance with the terms hereof, and GFL International hereby unconditionally and irrevocably guarantees the due and punctual performance by GFL of such obligations. The liability of GFL International contemplated by this Section 6.4 is absolute and unconditional, irrespective of the validity or enforceability of any of the obligations hereunder, the absence of any action to enforce the same or the recovery of any judgment against GFL, any action to enforce the same and shall be binding upon GFL International and its successors and assigns, and shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected by, any circumstance or condition whatsoever.

(b)	GFL International represents and warrants to the Vendor the matters set out below:
(i)	GFL International is a corporation existing under the laws of Hong Kong.
(ii)	GFL International has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement.
(iii)	The execution and delivery of this Agreement and the consummation of this Agreement have been duly authorized by all necessary corporate action on the part of GFL International.
(iv)	This Agreement has been duly executed and delivered by GFL International and constitutes, assuming the due authorization, execution

LEGAL_1:50904366.3

and delivery by each of the other Parties, a valid and binding obligation of GFL International enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.5	Expenses

Except as otherwise provided in this Agreement each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement. For the avoidance of doubt, none of such expenses will be for the account of the Company.

6.6	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

(a)	in the case of a Notice to the Vendor at:

SQM Potasio S.A.
El Trovador 4285
6th Floor
Santiago, Chile

Attention:	Pablo Altimiras
E-mail:	[redacted – personal information]

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

USA

Attention:	J. Allen Miller
E-mail:	amiller@winston.com

(b)	in the case of a Notice to GFL or GFL International at:

c/o GFL International Co., Ltd.

Room 2103, Tung Chiu Commercial Centre
193 Lockhart Road
Wan Chai, Hong Kong

Attention:	Haibing Shen
Email:	[redacted – personal information]

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with copies (which shall not constitute notice)

Gowling WLG (Canada) LLP

550 Burrard Street, Suite 2300, Bentall 5

Vancouver, BC V6C 2B5 Canada

Attention:	Linda J. Hogg
E-mail:	linda.hogg@gowlingwlg.com

and to:

Lithium Americas Corp.
1150-355 Burrard Street
Vancouver, BC V6C 2G8
Canada

Attention:	Tom Hodgson
E-mail:	[redacted – personal information]

and to:

Osler, Hoskin & Harcourt LLP
Suite 6200, 1 First Canadian Place
Toronto, ON M5X 1B8
Canada

Attention:	Emmanuel Pressman
E-mail:	epressman@osler.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

6.7	Assignment
(a)

The Vendor shall be entitled, at any time and from time to time upon written Notice given prior to any such assignment, to assign its rights and obligations under this Agreement, in whole or in part, to any other Person. In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of the Vendor under this Agreement.

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(b)

GFL shall be entitled, at any time and from time to time upon written Notice given prior to any such assignment, to assign its rights and obligations under this Agreement, in whole or in part, to any Affiliate of GFL. In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of GFL under this Agreement, provided that such assignment shall not relieve GFL of its obligations under this Agreement.

(c)	Except for such permitted assignments, no Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Parties.
6.8	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

6.9	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

6.10	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

6.11	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed in Canada, Chile, China or Hong Kong, and delivered by facsimile or other electronic means and all such counterparts and facsimiles or electronic deliveries together constitute one and the same agreement.

6.12	Dispute Resolution
(a)

Any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including without limitation any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement, and any dispute relating to any non-contractual obligations arising out of or in connection with it, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules.

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(b)	The seat of any arbitration commenced pursuant to this Section 6.12 shall be New York, New York. This Section 6.12 shall be governed by the United States Federal Arbitration Act (9 U.S.C. §§ 1-307).
(c)	The law applicable to the merits of an arbitration commenced pursuant to this Section 6.12 shall be the governing law specified in Section 1.2(c).
(d)

Unless the Parties agree differently, all proceedings conducted by the arbitral tribunal designated pursuant to this Section 6.12 will be held in New York, New York and conducted in the English language.

(e)

A decision of the arbitrators is final and binding without the right of appeal, except under the grounds for modification or non-enforcement provided by the United States Federal Arbitration Act (9 U.S.C. §§ 1-307).

(f)

The decision of the arbitrators shall be made in US dollars, converted to, and promptly paid free of any deduction or offset. Payment of this amount shall be made by wire transfer into a bank account designated in writing by the Party awarded judgment by the arbitration within five (5) Business Days after the award.

(g)

Judgment upon the award may be entered in any court having jurisdiction over the person or the assets of the Party owing the judgment in accordance with the terms of the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (“New York Convention”) or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be, pursuant to the New York Convention.

(h)	The arbitrators shall take into account principles of legal privilege, such as those involving the confidentiality of communications between a lawyer and a client.
(i)	The Parties agree that any arbitral tribunal appointed hereunder may exercise jurisdiction with respect to this Agreement.

(Signature pages follow)

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IN WITNESS OF WHICH the Parties have executed this Agreement.

SQM POTASIO S.A.

By:
Name:
Title:
By:
Name:
Title:

GFL: [GFL Wholly-Owned Subsidiary]
By:
Name:
Title:

or

GFL INTERNATIONAL CO., LTD.

By:
Name:
Title:

MINERA EXAR S.A.

By:
Name:
Title:
By:
Name:
Title:

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Schedule A
Cauchari-Olaroz Project

Nombre Derecho	Expte.
LA YAVEÑA	27-R-00
LUISA	61-I-98
ARTURO	60-I-98
ANGELINA	059-I-98
CAUCHARI ESTE	1149-L-09
IRENE	140-N-92
MINERVA	37-V-02
CHIN CHIN CHULI II	201-C-04
Hekaton	150-M-92
Victoria I	65-E-02
SAENZ PEÑA (GM Boroquimica)	354-C-44
DEMASIA SAENZ PEÑA (GM Boroquimica)	354-C-44
LINDA (GM Boroquimica)	160-T-44
MARIA TERESA (GM Boroquimica)	378-C-44
ARCHIBALD(GM Boroquimica)	377-C-44
San Nicolas (GM Boroquimica)	191—R-44
CLOTILDE	121-D-44 // 1642-M-10
EDUARDO DANIEL	120-M-44
CAUCHARI NORTE	349-R-05
DELIA (GM Boroquimica)	42-E-44
GRAZIELLA (GM Boroquimica)	438-G-44
MONTES DE OCA (GM Boroquimica)	340-C-44
JUANCITO (GM Boroquimica)	339-C-44
UNION (GM Boroquimica)	336-C-44
JULIA (GM Boroquimica)	347-C-44
MASCOTA (GM Boroquimica)	394-B-44
UNO (GM Boroquimica)	345-C-44
TRES (GM Boroquimica)	343-C-44
DOS (GM Boroquimica)	344-C-44
CUATRO (GM Boroquimica)	352-C-44
CINCO (GM Boroquimica)	351-C-44
ZOILA (GM Boroquimica)	341-C-44
SARMIENTO (GM Boroquimica)	190-R-44
EL PORVENIR (GM Boroquimica)	116-D-44
ALICIA (GM Boroquimica)	389-B-44
CLARISA (GM Boroquimica)	402-B-44
DEMASIA CLARISA (GM Boroquimica)	402-B-44

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INES (GM Boroquimica)	220-S-44
MARIA CENTRAL (GM Boroquimica)	43-E-44
MARIA ESTHER (GM Boroquimica)	259-M-44
SAHARA (GM Boroquimica)	117-D-44
PAULINA (GM Boroquimica)	195-S-44
SIBERIA (GM Boroquimica)	306-B-44
SAN ANTONIO	72-M-99
TITO	48-P-98
MIGUEL	381-M-05
VERANO I	299-M-04
CHICO	1231-M-09
CHICO 3	1251-M-09
CHICO 4	1252-M-09
SULFA 6	70-R-98
SULFA 7	71-R-98
SULFA 8	72-R-98
SULFA 9	67-R-98
BECERRO DE ORO (Grupo Minero Osiris)	264-M-44
OSIRIS (Grupo Minero Osiris)	263-M-44
ALSINA (Grupo Minero Osiris)	48-H-44
JORGE	62-L-98
LA INUNDADA (GRUPO LA INUNDADA)	669-G-56
Inundada Este (Grupo Minero La Inundada)	721-G-57
Jujuy (Grupo Minero La Inundada)	725-G-57
Inundada SuR (Grupo Minero La Inundada)	789-G-57
Susques (Grupo Minero La Inundada)	726-G-57
ALEGRIA I	1337-M-09
ALEGRIA 2	1338-M-09
ALEGRIA 3	1339-M-09
ALEGRIA 4	1340-M-09
ALEGRIA 5	1341-M-09
ALEGRIA 7	1343-M-09
ALEGRIA 6	1342-M-09
CAUCHARI SUR	1072-L-08
CAUCHAR OESTE	1440-M-10
JULIO A. ROCA (Grupo Minero Boroquimica)	444-P-44
ELENA (Grupo Minero Boroquimica)	353-C-44
EMMA (Grupo Minero Boroquimica)	350-C-44
URUGUAY (Grupo Minero Boroquimica)	89-N-44
AVELLANEDA (Grupo Minero Boroquimica)	365-V-44
BUENOS AIRES (Grupo Minero Boroquimica)	122-D-44
MORENO (Grupo Minero Boroquimica)	221-S-44

LEGAL_1:50904366.3

Payo III	1517-M-10
Payo IV	1518-M-10
Payo V	1519-M-10
Payo VI	1520-M-10
Payo VII	1521-M-10
Payo VIII	1522-M-10
Nelida	56-C-95
Eduardo	183-D-90
Maria Angela	177-Z-03

LEGAL_1:50904366.3

Schedule B
FORM OF CERTIFICATE

[Date]

SQM Potasio S.A. El Trovador 4285 6th Floor Santiago, Chile Attention: Pablo Altimiras	Winston & Strawn LLP 200 Park Avenue New York, NY 10166 USA Attention: J. Allen Miller
[GFL Purchaser] Room 2103, Tung Chiu Commercial Centre 193 Lockhart Road Wan Chai, Hong Kong Attention: Haibing Shen	Gowling WLG (Canada) LLP 550 Burrard Street, Suite 2300, Bentall 5 Vancouver, BC V6C 2B5 Canada Attention: Linda J. Hogg
Lithium Americas Corp. 1150-355 Burrard Street Vancouver, BC V6C 2G8 Canada Attention: Tom Hodgson	Osler, Hoskin & Harcourt LLP Suite 6200, 1 First Canadian Place Toronto, ON M5X 1B8 Canada Attention: Emmanuel Pressman

Reference is made to the Deferred Payment Agreement dated ●, 2018 between SQM Potasio S.A., [GFL Purchaser], GFL International Co., Ltd. and Minera Exar S.A. (the “Deferred Payment Agreement”). Capitalized terms used in this Certificate but not otherwise defined herein have the meaning given in the Deferred Payment Agreement.

The undersigned in [his/her] capacity as [Chief Financial Officer][the person performing functions more similar to those of the Chief Financial Officer] of the Company, and not in his or her personal capacity, and without personal liability that, in respect of the [fiscal year ended December 31, 20●][Quarter ended ● ●, 20●] (the “Period”):

8.the Company invoiced ● metric tonnes of Product during the Period;

9.[For a Quarter] [the Market Price determined by the Accountant for the Quarter was $● [and the revised Market Prices for the Quarters ended ●, 20● and ●, 20●, were $● and $●]  and attached is a copy of the Accountant’s calculation and any supporting materials received from the Accountant

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10.[For an annual Certificate] [the Market Prices determined by the Accountant for the Quarters during the Period were:

Quarter	Market Price
Quarter ended March 31	$●
Quarter ended June 30	$●
Quarter ended September 30	$●
Quarter ended December 31	$●

[and the revised Market Prices for the Quarters ended ●, 20● and ●, 20●, were $● and $●], and attached is a copy of the Accountant’s calculation and any supporting materials received from the Accountant.

11.The Qualifying Tonnage for the Period was ● metric tonnes.

MINERA EXAR S.A.

By:
Name:
Title:

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Exhibit B
COMPANY-VENDOR AFFILIATE Services

[redacted – commercially sensitive information relating to interim period funding and activities]

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Exhibit C
Form of Joint Release INSTRUCTION

JOINT ESCROW RELEASE NOTICE

To:	BMO Trust Company
Re:	Escrow Agreement among Lithium Americas Corp., SQM Potasio S.A. (together, the “Parties”) and BMO Trust Company (the “Escrow Agent”) (the “Agreement”)

The Parties hereby authorize and direct you forthwith upon receipt of this notice, to release the remaining balance of the Escrow Amount, including any accrued Interest thereon, in accordance with the following instructions:

[Wire instructions of LAC to be inserted.]

The foregoing direction is irrevocable and shall constitute your good and sufficient authority for making such payments as directed above.

All capitalized terms undefined herein have the meanings given to them in the Agreement.

DATED this ____day of ____________, 2018.

LITHIUM AMERICAS CORP.

Per:
Name:
Title:

SQM POTASIO S.A.

Per:
Name:
Title:

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